        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 15, 1998
                                                 REGISTRATION NO. 333-41753
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                            ------------------------------
                             PRE-EFFECTIVE AMENDMENT NO. 1
                                          TO

                                       FORM S-3
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933
                            ------------------------------
                                 CELLSTAR CORPORATION
                (Exact name of registrant as specified in its charter)
         DELAWARE                                     75-2479727
(State or other jurisdiction of                    (I.R.S. Employer
 incorporation or organization)                   Identification No.)

     1730 BRIERCROFT COURT                  ELAINE FLUD RODRIGUEZ
    CARROLLTON, TEXAS 75006      VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
        (972) 466-5000                       1730 BRIERCROFT COURT
    (Address, including zip                CARROLLTON, TEXAS 75006
    code, and telephone number,                (972) 466-5000
    including area code, of              (Name, address, including
    registrant's principal            zip code, and telephone number,
      executive offices)           including area code, of agent for service)

                               ------------------------
                                       COPY TO:
                                 RICHARD D. RAFFERTY
                                HAYNES AND BOONE, LLP
                                3100 NATIONSBANK PLAZA
                                   901 MAIN STREET
                              DALLAS, TEXAS  75202-3789
                                    (214) 651-5000
                               ------------------------
           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
      From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                                 --------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY AN OFFER TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               SUBJECT TO COMPLETION, DATED JANUARY 15, 1998

PROSPECTUS

                                     $150,000,000
                      5% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                                         AND
                           2,882,635 SHARES OF COMMON STOCK
                                 CELLSTAR CORPORATION

    This Prospectus relates to the offer and sale (the "Offering") by the Selling Securityholders (as defined) from time to time of (i) up to $150,000,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2002 (the "Notes") of CellStar Corporation, a Delaware corporation (the "Company"), (ii) the 2,710,761 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of the Company issuable upon conversion of the Notes or such greater number of shares of Common Stock that may be issued upon adjustment of the conversion price (as hereinafter described) and (iii) up to 171,874 shares of Common Stock currently held by a selling securityholder. See "Selling Securityholders." The Notes and the Common Stock offered hereby are referred to herein as the "Securities." The Notes were originally issued in October 1997 to Bear, Stearns & Co. Inc. and Chase Securities Inc. (together, the "Initial Purchasers") in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and were subsequently resold by the Initial Purchasers to persons reasonably believed by the Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and to persons in offshore transactions in reliance upon Regulation S under the Securities Act.

    The Notes will mature on October 15, 2002, unless previously redeemed. See "Description of Notes -- Optional Redemption by the Company." Interest on the Notes will be payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1998. Holders of the Notes will be entitled at any time after December 13, 1997 through October 11, 2002, subject to prior redemption, to convert any Notes or portions thereof into Common Stock at a conversion price of $55.335 per share, subject to certain adjustments. See "Description of Notes -- Conversion of Notes." The Common Stock is traded on the Nasdaq Stock Market under the symbol "CLST." On January 14, 1998, the last reported sale price of the Common Stock on the Nasdaq Stock Market was $25.625 per share.

    The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after October 18, 2000, at the declining redemption prices set forth herein plus accrued and unpaid interest. In the event of a Change of Control (as defined), each Holder of Notes may require the Company to repurchase such Holder's Notes in whole or in part at a repurchase price of 101% of the principal amount thereof plus accrued and unpaid interest. See "Description of Notes -- Change of Control."

    The Notes are unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. In addition, because the Company's operations are conducted exclusively through its operating subsidiaries, claims of creditors and holders of indebtedness of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including Holders of the Notes. At October 31, 1997, the Company had no Senior Indebtedness, although the Company's subsidiaries had approximately $121.9 million of trade payables outstanding. The Company's primary revolving credit facility (the "Revolving Credit Facility") provides for maximum borrowings of $135.0 million, subject to an asset coverage test. At October 31, 1997, the Company had available all of the $135.0 million borrowing capacity.


                  (Cover page information continued on next page.)
     ______________________________________________________________________
    SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.
     ______________________________________________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS ____________ ___, 1998

                           (Continued from previous page.)

    The Company will not receive any of the proceeds from the sale of the Securities offered hereby. The Securities may be sold from time to time to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Securities through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Securities for whom they may act as agent. The Selling Securityholders and any such brokers, dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters," and any profits on the sale of the Securities by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Securityholders may be deemed to be underwriters, the Selling Securityholders may be subject to certain statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act, and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "Plan of Distribution."

    At any time a particular offer of the Securities is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed that will, to the extent required, set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. See "Plan of Distribution."

    Pursuant to a Registration Rights Agreement entered into in connection with the offer and sale of the Notes by the Company, each of the Company and the Selling Securityholders (with the exception of Leap International PTE LTD ("Leap")) will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents, if any. Such expenses are estimated to be approximately $101,081, of which the Company will bear approximately $99,770. See "Plan of Distribution."

    Certain of the Notes are currently eligible to trade in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Notes resold pursuant to this Prospectus will no longer be eligible for trading in the PORTAL Market. The Company does not intend to list the Notes on any securities exchange or to seek approval for quotation of the Notes through any automated quotation system. Although the Initial Purchasers have advised the Company that they intend to make a market in the Notes, they are not obligated to do so and may suspend any such market-making activities at any time and without prior notice. Accordingly, there can be no assurance that an active market for the Notes will develop or be maintained.

                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange
Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates, and from the web site that the Commission maintains at http://www.sec.gov. The Common Stock is listed on the Nasdaq Stock Market and, in connection with such listing, the Company also files reports, proxy statements and other information with the Nasdaq Stock Market. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Securities offered hereby. This Prospectus is a part of such Registration Statement, but, as permitted by the rules and regulations of the Commission, does not include all the information set forth in the Registration Statement, to which reference is made for further information with respect to the Company. Any statements contained herein concerning the provisions of any documents filed with the Registration Statement are necessarily summaries of such documents, and, in each instance, reference is made to the copy of such documents filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement are on file at the offices of the Commission and may be obtained from the Commission upon payment of prescribed rates or may be examined without charge at the public reference facilities of the Commission as described above.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission are incorporated into this Prospectus by reference:

(1) The Company's Annual Report on Form 10-K (File No. 0-22972) for the year ended November 30, 1996, as amended by Form 10-K/A, Amendment No. 1 (File No. 0-22972), filed July 10, 1997;

(2) The Company's Quarterly Reports on Form 10-Q (File No. 0-22972) for the quarters ended February 28, 1997, May 31, 1997 and August 31, 1997;

(3) Form 10-Q/A, Amendment No. 1 (File No. 0-22972), to the Company's Quarterly Report on Form 10-Q (File No. 0-22972) for the quarter ended August 31, 1996, filed December 6, 1996;

(4) Form 10-Q/A, Amendment No. 2 (File No. 0-22972), to the Company's Quarterly Report on Form 10-Q (File No. 0-22972) for the quarter ended August 31, 1996, filed March 28, 1997;

(5) The Company's Current Report on Form 8-K (File No. 0-22972), dated December 30, 1996, filed January 3, 1997;

(6) The Company's Current Report on Form 8-K (File No. 0-22972), dated September 25, 1997, filed September 26, 1997;

(7) The Company's Current Report on Form 8-K (File No. 0-22972) dated October 8, 1997, filed October 24, 1997; and

(8) Registration Statement on Form 8-A (File No. 0-22972), filed November 26, 1993.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above, other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein or any incorporated document. Requests should be directed to CellStar Corporation, 1730 Briercroft Court, Carrollton, Texas 75006, Attention:
General Counsel, telephone (972) 466-5000.

            SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

    Certain of the matters discussed under the captions "Summary" and "Risk Factors" and elsewhere in this Prospectus may constitute "forward-looking" statements for purposes of the Securities Act and the Exchange Act and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Prospectus, the words "anticipates," "believes," "will," "continue," "expects," "may" and similar expressions are intended to be among the statements that identify forward-looking statements. Various factors that could cause the actual results, performance or achievements of the Company to differ materially from the Company's expectations are disclosed in this Prospectus ("Cautionary Statements"), including, without limitation, those statements made in conjunction with the forward-looking statements included under "Risk Factors" and otherwise herein. All written and oral forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Statements.

                                       SUMMARY

    THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "CELLSTAR" AND THE "COMPANY" REFER TO CELLSTAR CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES. ALL COMMON STOCK AMOUNTS HAVE BEEN RETROACTIVELY ADJUSTED TO GIVE EFFECT TO A THREE-FOR-TWO STOCK SPLIT, WHICH WAS MADE IN THE FORM OF A STOCK DIVIDEND DISTRIBUTED ON JUNE 17, 1997 TO HOLDERS OF RECORD OF THE COMPANY'S COMMON STOCK ON JUNE 2, 1997. IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, THE FACTORS SET FORTH UNDER "RISK FACTORS" SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE NOTES AND UNDERLYING COMMON STOCK OFFERED HEREBY.


                                     THE OFFERING

    THIS PROSPECTUS RELATES TO THE OFFERING BY THE SELLING SECURITYHOLDERS OF
(I) THE COMMON STOCK HELD BY LEAP AND (II) THE NOTES AND, TO THE EXTENT THE NOTES HAVE BEEN, OR ARE, CONVERTED, THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES. FOR A MORE DETAILED DESCRIPTION OF THE TERMS OF THE NOTES AND THE COMMON STOCK, SEE "DESCRIPTION OF NOTES" AND "DESCRIPTION OF CAPITAL STOCK."

THE NOTES



Issuer. . . . . . . . . . . . . . . . .  CellStar Corporation


Notes Offered . . . . . . . . . . . . .  Up to $150,000,000 principal amount of
                                         5% Convertible Subordinated Notes Due
                                         2002 issued under an indenture (the
                                         "Indenture") between the Company and
                                         The Bank of New York, as trustee.



Interest Payment Dates. . . . . . . . .  April 15 and October 15 of each year, commencing April 15, 1998.


Maturity. . . . . . . . . . . . . . . .  October 15, 2002.


Conversion Price. . . . . . . . . . . .  Convertible into Common Stock of the
                                         Company at $55.335 per share, subject
                                         to adjustment as set forth herein. See
                                         "Description of Notes -- Conversion of
                                         Notes."


Redemption. . . . . . . . . . . . . . .  The Notes are redeemable, in whole or in part, at the option of the Company,
                                         at any time on or after October 18,
                                         2000, at the declining redemption
                                         prices set forth herein plus accrued
                                         and unpaid interest. See "Description
                                         of Notes -- Optional Redemption by the
                                         Company."

Change of Control . . . . . . . . . . .  In the event of a Change of Control,
                                         Holders of the Notes will have the
                                         right to require the Company to
                                         repurchase their Notes in whole or in
                                         part at a price of 101% of the
                                         principal amount thereof plus accrued
                                         and unpaid interest. See "Description
                                         of Notes -- Change of Control."


Ranking . . . . . . . . . . . . . . . .  The Notes constitute general, unsecured obligations of the Company
                                         and are subordinated in right of
                                         payment to all existing and future
                                         Senior Indebtedness of the Company. In
                                         addition, because the Company's
                                         operations are conducted exclusively
                                         through its operating subsidiaries,
                                         claims of creditors of such
                                         subsidiaries will have priority with
                                         respect to the assets and earnings of
                                         such subsidiaries over the claims of
                                         creditors of the Company, including
                                         Holders of the Notes. At October 31,
                                         1997, the Company had no Senior
                                         Indebtedness outstanding, although the
                                         Company's subsidiaries had
                                         approximately $121.9 million of trade
                                         payables outstanding. The Company's
                                         Revolving Credit Facility provides for
                                         maximum borrowings of $135.0 million,
                                         subject to an asset coverage test. At
                                         October 31, 1997, the Company had
                                         available all of the $135.0 million
                                         borrowing capacity. The Indenture does
                                         not limit the amount of additional
                                         indebtedness that the Company or its
                                         subsidiaries can create, incur, assume
                                         or guarantee. See "Description of
                                         Notes -- Subordination."

THE COMMON STOCK

Common Stock Outstanding as of
January 12, 1998 (1). . . . . . . . . .  29,249,420 shares

Shares Offered (2). . . . . . . . . . .  171,874 shares of Common Stock held by
                                         Leap and up to 2,710,761 shares of
                                         Common Stock that may be issued upon
                                         conversion of the Notes.  See
                                         "Description of Notes--Conversion of
                                         Notes."

Common Stock to be Outstanding Assuming
Conversion of the Notes (1)(2). . . . .  31,960,181 shares

Nasdaq National Market Symbol . . . . .  CLST


---------
     (1) Excludes 2,723,255 shares of Common Stock issuable upon exercise of stock options and warrants outstanding as of January 12, 1998.

     (2) Assumes no adjustment of the conversion price of the Notes. See "Description of Notes--Conversion of Notes."


                                     RISK FACTORS

     For a discussion of certain factors that should be considered by prospective purchasers in evaluating an investment in the Notes and the Common Stock, see "Risk Factors."

                                     RISK FACTORS

     THE FOLLOWING FACTORS SHOULD BE CONSIDERED, TOGETHER WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN EVALUATING THE COMPANY BEFORE MAKING AN INVESTMENT IN THE NOTES OR THE COMMON STOCK.

RISKS ASSOCIATED WITH RAPID GROWTH

     The Company's rapid growth has placed a significant strain on its management, employees, systems and financial resources. The Company's continued growth will depend upon, among other things, the Company's ability to maintain its operating margins, continue to secure an adequate supply of competitive products on a timely basis and on commercially reasonable terms, continually turn its inventories and accounts receivable, successfully manage growth (including monitoring operations, controlling costs and maintaining effective inventory and credit controls), manage operations that are geographically dispersed, achieve significant penetration in existing and new geographic markets and hire, train and retain qualified employees who can effectively manage and operate its business.

     The Company's rapid growth has also placed significant strains on its management information systems, including those used to manage inventory, accounts receivable, and accounts payable. Although the Company has hired additional employees and is investing in refinements to its systems, the Company's growth may continue to place strains upon its systems and its human, financial and other resources and may negatively affect its ability to manage and control its operations.

RISKS ATTRIBUTABLE TO INTERNATIONAL OPERATIONS

     The Company relies on sales to international markets for a significant portion of its revenues and net income. Approximately 39.9% of the Company's revenues in fiscal 1996 were generated by the Company's international operations, of which 65.6% was attributable to the Asia-Pacific region (primarily Hong Kong), and 31.6% was attributable to the Latin American region. Additionally, a significant portion of the Company's net loss in fiscal 1996 was attributable to the Company's Latin American operations.
The Company expects that revenues from international sales will comprise a greater portion of total revenues in fiscal 1997.
[6~
     The Company's international expansion is primarily directed at countries that lack adequate landline phone service, are experiencing rapid economic growth and have high population density. International operations and sales, especially in countries with emerging economies, such as the People's Republic of China (the "PRC"), are subject to political and economic risks, including the following: political instability; currency controls; currency devaluations; exchange rate fluctuations; potentially unstable channels of distribution; "gray market" activities of third parties that are legal but are not authorized by manufacturers, or that are illegal (E.G., activities that avoid applicable duties or taxes); increased credit risks; export control laws that might limit the markets the Company can enter; inflation; changes in laws related to foreign ownership of businesses operating abroad; foreign tax laws; changes in import/export or other regulations, including enforcement policies; and tariff and freight rates. Political and other factors beyond the Company's control, including without limitation those factors discussed below, could have a materially adverse effect on the Company. There can be no assurance that the Company will be successful in international markets.

     CURRENCY FLUCTUATIONS AND EXCHANGE RESTRICTIONS. Currency fluctuations, devaluations and exchange restrictions in the Company's international markets may adversely affect the Company's liquidity and results of operations. The Company manages the risk of foreign currency devaluation by attempting to increase prices of products sold at or above the anticipated rate of local currency devaluation relative to the U.S. dollar, by indexing certain of its receivables to exchange rates in effect at the time of their payment and by entering into foreign currency exchange contracts in certain instances. Although the Company has implemented measures to manage the impact that currency exchange rate fluctuations have on its business, there can be no assurance that such measures will effectively limit the Company's exposure to a decline in operating results due to foreign currency transaction and translation adjustments. In addition, in some countries, such as the PRC, local currencies may not be readily converted into U.S. dollars (or other "hard currencies") or may only be converted at government-controlled rates, and, in some countries, the transfer of hard currencies offshore have been restricted from time to time.

     FOREIGN CREDIT RISKS. As of August 31, 1997, 43.3% of the Company's assets, including certain accounts receivable and inventory, were in jurisdictions outside the United States and were subject to all of the risks attributable to international operations, as well as increased credit risks, any of which may impair the Company's assets. In the past, the Company has increased its reserves for receivables related to its international sales or its domestic sales of products destined for international markets.


     HONG KONG AND THE REMAINDER OF THE PRC. The Company maintains a significant presence in Hong Kong. At August 31, 1997, 16.9% of the Company's total assets, including 28.6% of the Company's total cash, was in Hong Kong. This percentage may increase as the operations in the region continue to grow. Following the transition of Hong Kong's sovereignty from the United Kingdom to the PRC, the Company's operations in the Asia-Pacific region will be exposed to the potential for a higher degree of currency volatility and economic instability than historically has been the case.

     The Company has recently commenced operations in the remainder of the PRC through a newly established, wholly-owned subsidiary pursuant to an experimental initiative authorized by the Shanghai municipal government, which allows foreign-owned entities to conduct domestic wholesale business using a local commodities exchange market as an intermediary. Conduct of wholesale operations through the use of a commodities exchange market by foreign-owned entities such as the Company, and conduct of retail sales of telecommunications equipment by private, locally-owned companies such as the Company's PRC customers, reflect recent decisions by governmental authorities to experiment with market access initiatives. The Company cannot predict to what extent the governmental authorities will allow private economic activities such as those of the Company and its customers to continue or what additional limitations or regulations may be imposed on the Company's activities. There can be no assurance that the Shanghai municipal government will continue the initiative pursuant to which the Company conducts its operations or will permit the Company to continue to participate in that initiative.

     There can be no assurance that there will not be an adverse change in existing political, regulatory, social, economic or commercial conditions in Hong Kong or in the remainder of the PRC or that any such change would not have a materially adverse effect on the Company's results of operations or financial condition. For instance, the Company's operations in Hong Kong or the remainder of the PRC could be materially adversely affected in the event of a trade dispute between the PRC and the United States.

     SALES TO EXPORTERS. A significant portion of the Company's revenues from its Hong Kong and Miami, Florida operations is derived from sales to local exporters, who in turn export the purchased products into other jurisdictions. Resales by these exporters may constitute activities that are legal but are not authorized by manufacturers, or that are illegal (E.G., activities that avoid applicable duties or taxes). Actions such as (i) increases in tariff rates or freight rates, (ii) changes in import/export regulations and policies, or other governmental regulations or policies, including the tightening of enforcement of existing regulations or policies, or (iii) changes in manufacturers' or carriers' policies regarding unauthorized sales, could disrupt any such channels of distribution or otherwise have a materially adverse effect on the Company. In addition, because in the case of sales to exporters the Company may not have contact with the retailers selling the product to the ultimate consumer or to the retailers' immediate supplier, the Company may have little or no information regarding the inventory levels or rate of product sales of such retailers. This could hamper the Company's ability to keep its inventory at appropriate levels in the event of rapidly changing consumer demand for the products it sells to exporters.

     TERMINATION OF FOREIGN JOINT VENTURES. The Company has historically sought to enter an international market with a local partner that has operational experience in the host country to take advantage of the local partner's knowledge of the host country and to shorten the time necessary to commence operations. The Company's joint venture agreements typically contain provisions that allow either the Company or its joint venture partner to terminate the joint venture under certain circumstances and may require the joint venture partner to repurchase the non-terminating joint venture partner's interest at fair market value. If a joint venture is terminated or a joint venture partner fails to perform its obligations under a joint venture agreement, the Company's business could be materially and adversely affected. The Company's ability to own a controlling position in its joint ventures is subject to applicable foreign laws.

     DEPENDENCE ON ACTIVATION OF WIRELESS COMMUNICATIONS SYSTEMS. The Company's expansion of its business in international markets in many cases is dependent upon the activation and expansion of wireless communications systems by wireless carriers and upon the quality of those systems. The failure of wireless carriers to activate or expand sufficient wireless communications systems in foreign countries could inhibit the Company's growth. Similarly, the failure of foreign governments to authorize the installation of wireless communications systems, or an unexpected change in government policy related to the installation of wireless communications systems, could materially and adversely affect the Company's results of operations, financial condition and cash flows.

     POSSIBLE ADVERSE EFFECT OF TRADE SANCTIONS. The United States and certain foreign countries, including the PRC, have been involved in trade disputes in the past. On occasion, the United States has imposed tariffs and importation bans on certain products produced in foreign countries, including cellular phones. Similar tariffs and bans on products produced in the United States or restrictions on the operations of U.S. companies within a foreign country have also been enacted by other nations. The invocation of such trade sanctions involving a country in which the Company conducts a substantial amount of business could materially and adversely affect the Company's operations in that country. In addition, the Company cannot ensure that its customers do not resell products purchased from it in countries subject to trade restrictions imposed by the U.S. government, which could subject the Company to liability if a court were to find that the Company improperly facilitated those sales.

FISCAL 1996 LOSS AND FUTURE OPERATING RESULTS

     Although the Company had net income of $36.4 million for the nine months ended August 31, 1997, the Company incurred a net loss of $6.4 million in fiscal 1996. Net product sales for the year ended November 30, 1996 and the nine months ended August 31, 1997 were 89.2% and 97.1%, respectively, of revenues. Net product sales consisted primarily of wireless handset sales, a segment of its business that operates on a high-volume, low-margin basis. In addition, the Company's operating expenses can be expected to increase in connection with the Company's expansion activities. The Company also believes that, as the number of wireless networks increases as a result of deregulation, increased competition and the emergence of new technologies and a growing industry emphasis on containing costs could further reduce the gross margins realized by the Company on sales of wireless handsets. Accordingly, the Company's future profitability will depend upon increasing sales, while managing costs in order to protect margins. Future events, including, without limitation, unavailability of product, unanticipated expenses, increased price competition, unfavorable general economic conditions, adverse developments in international markets in which the Company operates or in which its products might ultimately be distributed, product returns and recalls, and uncollectible accounts receivable, could have an adverse effect on the Company's financial condition or operating results. There can be no assurance that the Company's rate of sales growth will continue in the future or that the Company's future operations will be profitable. Moreover, the risks associated with the Company's rapid growth, international operations and dependence on major vendors may result in volatile quarterly operating results, and results of operations in any period should not be considered indicative of the results to be expected for the full fiscal year or for any future period.

COMPETITION

     The Company operates in a highly competitive environment and believes that such competition will intensify in the future. On both the wholesale and retail level, the Company competes with numerous well-established companies, many of which are larger and have greater capital and management resources than the Company. In certain markets, the Company faces competition from its own customers at the retail level and from its own suppliers at the wholesale level. The Company competes primarily on the basis of inventory availability and selection, delivery time, service and price. To the extent that the Company's competitors market the same or similar products and have superior financial resources, those competitors are better able to withstand substantial price competition, which is expected to increase, and to implement extensive advertising and promotional programs. Because of this intense competition, wholesale distributors and retailers, including the Company, generally operate with low gross margins. The Company's ability to remain competitive will be largely dependent on its ability to control its costs and protect its profit margins and to anticipate and respond to various competitive factors affecting the industry, including new products that may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and discount pricing strategies implemented by competitors. No assurance can be given that the Company will compete successfully in the wholesale distribution or retail market, particularly as it enters new international markets.

     In addition to this intense price competition, wireless communications products are subject to significant price erosion over the life of the product. Furthermore, the Company faces competition in the United States and in its international markets from gray market sales, which are often made below the prices offered by the Company because the seller has been able to avoid all or a portion of applicable taxes or duties or does not otherwise incur the same costs as an authorized distributor. The combination of these factors may result in lower gross margins for the Company in the future.

DEPENDENCE ON MAJOR VENDORS AND CUSTOMERS; PRODUCT SHORTAGES OR PRICE INCREASES

     The Company distributes and markets cellular phones and other wireless communications products manufactured by a number of major vendors. In fiscal 1996, the Company's largest supplier, Motorola Inc. ("Motorola"), accounted for approximately 74% of the Company's product purchases. The Company has several contracts with Motorola, covering the various territories served by the Company, each of which has a one-year term. While the Company believes that its relationships with Motorola and other significant vendors are satisfactory, there can be no assurance that these relationships will continue.

     Pacific Bell Mobile Services accounted for 18.4%, or $81.3 million, and 13.1%, or $140.8 million, of total revenues for the three and nine month periods ended August 31, 1997. This level of revenues as compared to total revenues is not necessarily indicative of future results.

     The Company experiences, from time to time, shortages in supply for certain products that are in high demand, and no assurances can be given that product shortages will not continue to occur in the future. Adequate supply of products may negatively affect both revenues and earnings, depending upon the particular product in short supply, the particular market affected and the length of time the supply shortage lasts. Because the success of the Company's business depends upon its major vendors continuing to provide the Company with adequate supplies of competitive products on a timely basis, the loss of Motorola or any other significant vendor, a substantial price increase imposed by any such vendor or a shortage of product available from its vendors could have a materially adverse effect on the Company.

CONCENTRATION OF SALES; COLLECTION AND CREDIT RISKS

     During fiscal 1996, the Company sold its products to over 3,500 wholesale customers, the ten largest of which accounted for approximately 35% of net product sales. In addition, two of the Company's customers in the Asia-Pacific region accounted for approximately 52% of the Company's net product sales in Hong Kong and the remainder of the PRC. The loss of certain of these customers or their failure to pay or delay in paying amounts owed to the Company could have a materially adverse effect on the Company's business. During fiscal 1996, the Company added $28.0 million to its trade accounts receivable reserves to reflect a deterioration of its trade accounts receivable portfolio, primarily for Brazil-related receivables. In connection with the Company's implementation of its expansion strategy, the Company expects its accounts receivable to increase, which will subject the Company to increased credit risks, particularly in international markets, and could require the Company to increase its allowance for doubtful accounts. See "-- Risks Attributable to International Operations."

RISKS OF INVENTORY OBSOLESCENCE AND EXCESSIVE INVENTORY LEVELS

     The market for wireless communications products is characterized by rapidly changing technology and frequent new product introductions, often resulting in product obsolescence or short product life cycles. The Company's success depends in large part upon its ability to anticipate and adapt its business to such technological changes. There can be no assurance that the Company will be able to identify, obtain and offer the products necessary to remain competitive or that competitors or manufacturers of wireless communications products will not market products that have perceived advantages over the Company's products or that render the products sold by the Company obsolete or less marketable. See "-- Risk of Technological Change." The Company maintains a significant investment in its product inventory and, therefore, is subject to the risks of inventory obsolescence and excessive inventory levels. If a substantial amount of inventory is rendered obsolete or if the Company's inventory levels are significantly higher than the demand for those products, its business, financial condition or results of operations could be materially and adversely affected.

SEASONALITY AND CYCLICALITY

     The effects of seasonal fluctuations have not historically been apparent in the Company's operating results due to the Company's rapid growth in revenues. However, the Company's sales are influenced by a number of seasonal factors in the different countries and markets in which it operates, including the purchasing patterns of customers in different markets, product promotions of competitors and suppliers, availability of distribution channels, and product supply and pricing. Seasonality contributed to the increase in the Company's sales during the fourth quarter of fiscal 1996. The

Company's sales are also influenced by cyclical economic conditions in the different countries and markets in which it operates. An economic downturn in one of the Company's principal markets could have a materially adverse effect on the Company's operating results.

UNCERTAINTY OF DEMAND FOR WIRELESS COMMUNICATIONS PRODUCTS

     Although the markets for wireless communications products have grown substantially in recent years, the wireless communications industry is an emerging industry with a limited operating history. Demand and market acceptance for wireless communications services and products are subject to a high level of uncertainty. As the wireless communications industry matures in a particular market and customer penetration levels reach their limits, sales of wireless communications products will decline as the number of new customers decreases, and that market may eventually substantially consist of sales of replacement phones to existing customers. The ultimate level of demand for wireless communications products could be affected by numerous factors beyond the Company's control, including, among others, changes in governmental regulations affecting the industry, the introduction of new technologies, unauthorized use of wireless communications frequencies by third parties, demand for upgraded or replacement products and discount promotions by wireless communications carriers. In light of the continually evolving nature of the wireless communications industry, there can be no assurance as to the ultimate level of demand and market acceptance for wireless communications products.

RISK OF TECHNOLOGICAL CHANGE

     As the communications industry evolves, new wireless communications technologies, such as personal communications services, enhanced specialized mobile radio systems, and satellite-based systems, continue to emerge as alternatives to cellular systems. The Company anticipates that the continued growth of communications technologies and services will impact the composition of the wireless communications market. Alternative technologies to cellular technology may reduce the demand for cellular products and services, which could adversely affect the Company. Such technologies could also materially change the types of products sold by the Company and the service providers with whom the Company does business. Competing communications technologies may also result in additional price competition, which could result in lower activation or residual commission rates payable to the Company.

     Many existing computer systems use only two digits to identify a year in the date field and thus are not equipped to handle the change in the century. In June 1997, the Company implemented a Year 2000 readiness project. The Company believes that the costs of addressing, and the effects of, the Year 2000 issue will not be material to the Company's business, operations or financial condition.

LITIGATION

     The Company is a party to various lawsuits, including a purported class action lawsuit alleging violations of certain securities laws, the outcome of which, if adverse to the Company, could have a materially adverse effect on the results of operations and financial condition of the Company.

DEPENDENCE ON KEY PERSONNEL

     The Company's success is substantially dependent on the efforts of Alan H. Goldfield, its Chief Executive Officer, and certain other of the Company's executive officers and key employees. The loss or interruption of the continued full-time service of Mr. Goldfield or other of the Company's executive officers and key employees could materially and adversely affect the Company's business. Although the Company has entered into employment agreements with Mr. Goldfield and several other officers and employees, there can be no assurance that the Company will be able to retain their services. The Company does not maintain key man insurance on the life of Mr. Goldfield or any other officer of the Company. In addition, the Company would be in default under the current terms of the Revolving Credit Facility if both Mr. Goldfield and the Company's President cease to be involved in the Company's management. To support its continued growth, the Company will be required to effectively recruit, develop and retain additional qualified management. The inability of the Company to attract and retain such necessary personnel could also have a materially adverse effect on the Company.

CONTROLLING INFLUENCE BY MR. GOLDFIELD

     As of January 13, 1998, Mr. Goldfield had voting power with respect to 9,843,750 shares, or 33.78%, of the Company's Common Stock, including 1,185,000 shares that are subject to a revocable (upon 90 days written notice) proxy granted to Mr. Goldfield by Mr. A. S. Horng and excluding 469,305 employee stock options. As a result, Mr. Goldfield is able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

SUBORDINATION OF THE NOTES

     The Notes are general, unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness of the Company. By reason of such subordination, in the event of an insolvency, liquidation or other reorganization of the Company, all Senior Indebtedness must be paid in full before the Company may make any payments with respect to the principal of, premium, if any, and interest on the Notes. In addition, because the Company's operations are conducted solely through its subsidiaries, claims of the creditors of the subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of the creditors of the Company, including holders of the Notes, even though such obligations do not constitute Senior Indebtedness. At October 31, 1997, the Company had no Senior Indebtedness outstanding, although the Company's subsidiaries had approximately $121.9 million of trade payables outstanding. The Company's Revolving Credit Facility provides for maximum borrowings of $135.0 million, subject to an asset coverage test. At October 31, 1997, the Company had available all of the $135.0 million borrowing capacity. See "Description of Notes--Subordination."

     The Indenture does not restrict the ability of the Company or any of its subsidiaries to incur additional indebtedness or to pledge their assets in the future. See "Description of Notes."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S SENIOR INDEBTEDNESS

     The Company's Revolving Credit Facility contains, among other provisions, covenants relating to the maintenance of minimum net worth and certain financial ratios, dividend payments by CellStar Corporation to its stockholders, additional debt, mergers, and acquisitions and dispositions of assets. A breach of any of these covenants could result in a default under the Revolving Credit Facility. Upon the occurrence of an event of default under the Revolving Credit Facility, the lenders thereunder could elect to declare all amounts outstanding under the Revolving Credit Facility, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness. Substantially all of the Company's U.S. assets and the common stock of its subsidiaries secure its borrowings under the Revolving Credit Facility.

     Although the Company was in compliance with its covenants under its prior revolving credit facility at August 31, 1997, at November 30, 1996, the Company was not in compliance with certain covenants under such facility regarding (i) limitations on capital spending and (ii) maintenance by the Company's most significant U.S. subsidiary of a minimum net worth. The Company's lenders waived non-compliance with those covenants. Covenants are measured on a quarterly basis.

REPURCHASE OF NOTES UPON CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, the Company will be required to make an offer to repurchase all then outstanding Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of repurchase. Certain events involving a Change of Control may result in an event of default under the Revolving Credit Facility and may result in an event of default under other indebtedness of the Company that may be incurred in the future. An event of default under the Revolving Credit Facility or other indebtedness could result in an acceleration of such indebtedness. See "Description of Notes -- Change of Control." There can be no assurance that the Company would have sufficient resources to repurchase the Notes and pay its obligations under the Revolving Credit Facility or other indebtedness upon the occurrence of a Change of Control. These provisions may be deemed to have anti-takeover effects and may delay, defer or prevent a merger, tender offer or other takeover attempt.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     There is no existing market for the Notes and the Company does not intend to apply for listing of the Notes offered hereby on any securities exchange. Prior to their resale pursuant to this Prospectus, Notes sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act ("QIBs") were eligible for trading on the PORTAL Market. The Notes sold pursuant to this Prospectus will no longer be eligible for trading on the PORTAL Market. Accordingly, there can be no assurance as to the liquidity of any market that may develop for the Notes, the ability of holders of the Notes to sell their Notes or the price at which holders would be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results, the market for similar securities and changes in the prices of the Company's Common Stock. The Initial Purchasers have advised the Company that they currently intend to make a market in the Notes. However, they are not obligated to make a market in the Notes and any market making may be discontinued at any time.

POSSIBLE VOLATILITY OF STOCK PRICE

     Price and volume fluctuations in the stock market could adversely affect the market price of the Common Stock without regard to the Company's operating performance. The market price for shares of Common Stock has varied significantly and may continue to be volatile depending on news announcements and changes in general market conditions. The Company believes that factors such as quarterly variations in the Company's financial results or the financial results of competitors, general industry conditions, including competitive developments, and economic conditions in the United States and the Company's international markets also could cause substantial price fluctuations in the Common Stock. The Company believes that changes in the market price for the Common Stock could affect the prices at which the Notes may trade from time to time.

ANTI-TAKEOVER PROVISIONS

     The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a classified Board of Directors, "fair price provisions," restrictions regarding the nomination and removal of directors, super majority voting requirements on certain matters and authorized "blank check" preferred stock. The Company has also adopted a stockholder rights plan (a "poison pill"). These anti-takeover provisions could have the effect of discouraging or making more difficult a merger, tender offer, other business combination or proxy contest, even if such event would be favorable to the interests of the stockholders. See "Description of Capital Stock -- Change of Control Provisions; -- Stockholder Rights Plan."

POSSIBLE HEALTH RISKS FROM PORTABLE CELLULAR PHONES

     Lawsuits have been filed alleging a link between the non-thermal electromagnetic field emitted by portable cellular phones and the development of cancer. To date, there have been relatively few medical studies relating to cellular phones and the effects of non-thermal electromagnetic fields on health, and there are no widely accepted theories regarding how exposure to a non-thermal electromagnetic field, such as the type emitted by a portable cellular phone, could affect living cells or threaten health. The scientific community is divided on whether there is any risk associated with the use of cellular phones and the magnitude of any risk. Future medical studies could produce findings that could have a materially adverse impact upon the cellular phone industry and the Company.

                                     THE COMPANY

     CellStar is a leading global provider of wireless communications products, primarily handsets, with operations in the United States, the Asia-Pacific region, the Latin American region and the United Kingdom. The "Asia-Pacific Region" consists of the PRC (including Hong Kong), Singapore, Malaysia, Taiwan and The Philippines. The "Latin American Region" consists of Mexico, Colombia, Venezuela, Ecuador, Chile, Argentina and Brazil.

     The Company distributes wireless handsets and related accessories from leading manufacturers to network operators, agents, resellers, dealers and retailers in the wireless communications market. The Company's distribution services include purchasing, marketing, selling, warehousing, picking, packing, shipping and "just-in-time" delivery of wireless handsets and accessories. In addition, in the United States and certain other markets the Company offers its customers value-added facilitation services, including inventory management, product fulfillment, kitting and customized packaging, light assembly, accounts receivable management and end-user support services.

     The Company, a Delaware corporation, was formed in 1993 to hold the stock of a company that is now an operating subsidiary. The operating subsidiary was originally formed in 1981 to distribute and install automotive aftermarket products. In 1984, the Company began offering wireless communications products and services, and in 1989, the Company became an authorized distributor of Motorola cellular phones in certain regions of the United States. The Company entered into similar arrangements with Motorola in the Latin American Region in 1991, the Asia-Pacific Region in 1994 and the United Kingdom in 1996.

     The Company's corporate headquarters are located at 1730 Briercroft Court, Carrollton, Texas 75006, and the Company's telephone number at such address is
(972) 466-5000.

                             PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the Nasdaq Stock Market under the symbol "CLST." The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices for the Common Stock as reported by the Nasdaq Stock Market. All sales prices have been adjusted to give effect to a three-for-two stock split, which was made in the form of a stock dividend distributed on June 17, 1997.

                                                          HIGH        LOW
                                                        -------     -------
FISCAL YEAR ENDED NOVEMBER 30, 1996
  Quarter Ended:
    February 29, 1996 . . . . . . . . . . . . . . . .   $19.500     $11.583
    May 31, 1996. . . . . . . . . . . . . . . . . . .   $12.000     $ 3.833
    August 31, 1996 . . . . . . . . . . . . . . . . .   $ 6.917     $ 4.167
    November 30, 1996 . . . . . . . . . . . . . . . .   $ 8.500     $ 4.000
FISCAL YEAR ENDED NOVEMBER 30, 1997
  Quarter Ended:
    February 28, 1997 . . . . . . . . . . . . . . . .   $17.666     $ 7.417
    May 31, 1997. . . . . . . . . . . . . . . . . . .   $24.250     $13.250
    August 31, 1997 . . . . . . . . . . . . . . . . .   $34.750     $22.167
    November 30, 1997 . . . . . . . . . . . . . . . .   $49.875     $24.625
FISCAL YEAR ENDING NOVEMBER 30, 1998
  Quarter Ending:
    February 28, 1998 (through January 14, 1998). . .   $29.50      $18.625

     On January 14, 1998, the last reported sale price for the Common Stock as reported by the Nasdaq Stock Market was $25.625 per share. As of January 12, 1998, there were 147 holders of record of the Common Stock.

                          RATIO OF EARNINGS TO FIXED CHARGES

                                                                NINE MONTHS
                              YEAR ENDED NOVEMBER 30,         ENDED AUGUST 31,
                              ----------------------          ----------------
                       1992   1993    1994    1995     1996    1996      1997
                       ----   ----    ----    ----     ----    ----      ----
Ratio of Earnings
to Fixed Charges(1)    2.3x   8.4x    12.2x   4.7x     0.3x      -       8.3x


-----------

(1) For purposes of computing the ratio of earnings to fixed charges (i) "earnings" consist of pre-tax earnings plus fixed charges (adjusted to exclude the amount of any capitalized interest), and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt issuance costs and discount relating to any indebtedness, whether expensed or capitalized, and the portion of rental expense (approximately one-third) estimated to be representative of an interest factor. For the year ended November 30, 1996, and nine months ended August 31, 1996, earnings were inadequate to cover fixed charges by $6.9 million and $13.0 million, respectively.

                                   USE OF PROCEEDS

     The Securities are being offered for the account of the selling securityholders listed herein (the "Selling Securityholders".) See "Selling Securityholders." The Company will not receive any portion of the net proceeds from the sale of the Securities by the Selling Securityholders. See "Plan of Distribution."

                         SELECTED CONSOLIDATED FINANCIAL DATA

     The financial data presented below, as of and for each of the years in the five-year period ended November 30, 1996, were derived from the Company's audited financial statements. The financial data as of and for the nine months ended August 31, 1996 and 1997 were derived from the Company's unaudited financial statements for such periods. Such unaudited financial statements includes all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended August 31, 1997 are not necessarily indicative of the results which may be expected for the year ending November 30, 1997. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto incorporated herein by reference.


                                                                                                               NINE MONTHS
                                                           YEAR ENDED NOVEMBER 30,                           ENDED AUGUST 31,
                                        --------------------------------------------------------------   -----------------------
                                            1992        1993         1994         1995         1996         1996         1997
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE, RATIO AMOUNTS AND OPERATING DATA)
                                                                                                               (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Revenues:
    Net product sales ...............   $ 136,946      224,845      447,741      723,886      845,569      573,168    1,044,838
    Activation income ...............      39,387       42,223       60,153       75,690       88,474       70,786       22,811
    Residual income .................       4,626        8,308       10,528       12,339       13,558       10,182        8,664
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total revenues ....................     180,959      275,376      518,422      811,915      947,601      654,136    1,076,313
  Cost of sales .....................     148,490      229,796      448,780      702,074      810,000      561,711      959,900
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Gross profit ......................      32,469       45,580       69,642      109,841      137,601       92,425      116,413
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating expenses:
    Selling, general and
      administrative expenses .......      19,882       28,321       44,598       76,553    135,585(1)      97,872       64,190
    Fees and bonus to stockholders ..       9,084        3,135           --           --           --           --           --
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total operating expenses ..........      28,966       31,456       44,598       76,553      135,585       97,872       64,190
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating income (loss) ...........       3,503       14,124       25,044       33,288        2,016       (5,447)      52,223
  Other income (expense):
    Interest expense ................      (1,229)      (1,401)      (1,016)      (6,144)      (8,350)      (6,861)      (5,514)
    Other, net ......................        (406)         173        1,248        3,194         (532)        (721)       2,236
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total other income (expense) ......      (1,635)      (1,228)         232       (2,950)      (8,882)      (7,582)      (3,278)
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) before income
    taxes ...........................       1,868       12,896       25,276       30,338       (6,866)     (13,029)      48,945
  Income taxes ......................       1,880        5,043        9,028        7,442         (453)       1,617       12,585
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net (loss) income .................   $     (12)       7,853       16,248       22,896       (6,413)     (14,646)      36,360
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income (loss) per share .......   $      --         0.39         0.59         0.81        (0.22)       (0.51)        1.20
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Weighted average number of shares
    and equivalent shares outstanding      20,250       20,250       27,662       28,233       28,910       28,910       30,290
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Ratio of earnings to fixed
    charges(2) ......................         2.3x         8.4x        12.2x        4.7x          0.3x          --          8.3x
OPERATING DATA:
  International revenues as a
    percentage of total revenues ....        31.0%        22.5%     23.3%(3)     41.1%(3)        39.9%     40.9%(4)     43.1%(4)
  Number of U.S. retail locations:
    Stand-alone stores ..............          11           12           17           16           15           16           13
    Communication Centers(5) ........          --           --           76          347           21          356           21


                                                          AT NOVEMBER 30,                          AT AUGUST 31,
                                   ----------------------------------------------------------  ----------------------
                                      1992        1993        1994        1995        1996        1996        1997
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                 (IN THOUSANDS)
                                                                                               (UNAUDITED)
BALANCE SHEET DATA:
  Working capital................  $   9,584       7,052      63,668      74,410      71,365      59,328     106,588
  Total assets...................  $  52,762      89,894     186,354     314,921     298,551     278,964     433,105
  Short-term debt................  $   4,037       8,968      12,735      99,187      56,704      72,433      82,388
  Long-term debt, less current
    portion......................  $      --          --       3,095       6,880       6,285       6,447       5,796
  Notes payable to stockholders,
    less current portion.........  $  13,420       7,214          --          --          --          --          --
  Stockholders' (deficit) equity   $    (51)       7,749      76,642     111,295     104,263      96,177     143,954

(1) Includes certain expenses relating to the write-off of certain of the Company's Brazil-related receivables and the unprofitable growth of its Communication Centers. The Company has subsequently reorganized its Brazilian operations and sold substantially all of its Communication Centers.

(2) For purposes of computing the ratio of earnings to fixed charges (i) "earnings" consist of pre-tax earnings plus fixed charges (adjusted to exclude the amount of any capitalized interest), and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt issuance costs and discount relating to any indebtedness, whether expensed or capitalized, and the portion of rental expense (approximately one-third) estimated to be representative of an interest factor. For the year ended November 30, 1996 and nine months ended August 31, 1996, earnings were inadequate to cover fixed charges by $6.9 million and $13.0 million, respectively.

(3) Excludes sales to CellStar Asia, which were included in U.S. sales prior to the Company's acquisition of the remaining 50% interest in CellStar Asia in June 1995. If the Company's acquisition of the remaining 50% interest in CellStar Asia in June 1995 is given pro forma effect as of December 1, 1993, international revenues as a percent of total revenues would have been 34.7% and 51.9% for fiscal 1994 and 1995, respectively.

(4) For the nine months ended August 31, 1996 and 1997, operating (loss) income (before allocation of corporate overhead) generated by the Company's international operations was ($2.3) million and $36.8 million, respectively, on total operating income (before allocation of corporate overhead) of $6.3 million and $63.2 million, respectively.

(5) On November 26, 1996, the Company sold substantially all of its Communication Centers to MCI.

                               SELLING SECURITYHOLDERS

     The Registration Statement of which this Prospectus is a part has been filed pursuant to Rule 415 under the Securities Act to afford the holders of the Securities the opportunity to sell their Securities in public transactions rather than pursuant to an exemption from the registration and prospectus delivery requirements of the Securities Act.

     The shares of Common Stock owned by Leap were issued to Leap in May 1997 in a transaction exempt from the registration requirements of the Securities Act in connection with the acquisition by the Company of 20% of CellStar Pacific PTE LTD, a Singapore company ("CellStar Pacific").

     The Notes were originally issued by the Company to the Initial Purchasers in a transaction exempt from the registration requirements of the Securities Act and were subsequently resold by the Initial Purchasers to persons reasonably believed by the Initial Purchasers to be QIBs in reliance upon Rule 144A under the Securities Act and to persons in off-shore transactions in reliance upon Regulation S under the Securities Act.

     The Selling Securityholders (which term includes their permitted transferees, pledgees, donees and their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and the shares of Common Stock initially issued or issuable upon conversion of the Notes or, in the case of Leap, the 171,874 shares of Common Stock held by it.

     The following table sets forth the name of each Selling Securityholder and
(i) the amount of Notes owned by each Selling Securityholder (assuming no Notes have been sold since the date on which such securityholder provided such information to the Company), (ii) the maximum amount of Notes which may be offered for the account of such Selling Securityholder under this Prospectus,
(iii) the amount of Common Stock owned by each Selling Securityholder (assuming no shares of Common Stock have been sold since the date on which such securityholder provided such information to the Company) and (iv) the maximum amount of Common Stock which may be offered for the account of such Selling Securityholder under this Prospectus.

     Except as set forth below, to the Company's knowledge, none of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. The following table is based upon information furnished to the Company by The Depository Trust Company, New York, New York and the Selling Securityholders. The Company makes no representation as to the accuracy of the information provided regarding beneficial ownership of Notes or Common Stock by the Selling Securityholders, to the extent that such beneficial ownership is not reflected in the Company's records.



                             PRINCIPAL
                             AMOUNT OF                                               COMMON
                            NOTES OWNED     PRINCIPAL AMOUNT      COMMON STOCK        STOCK
NAME OF SELLING              PRIOR TO       OF NOTES OFFERED      OWNED PRIOR        OFFERED
SECURITY HOLDER(1)           OFFERING            HEREBY          TO OFFERING(2)     HEREBY(3)
-------------------        -------------    ----------------     --------------     ---------
Leap International PTE
LTD (4)                    $         0       $         0            171,874          171,874

Aristeia Trading, L.L.C.
(5)                            500,000           500,000              9,035            9,035

Arkansas PERS (6)              915,000           915,000             16,535           16,535

BancAmerica
ROBERTSON
STEPHENS                     1,400,000         1,400,000             25,300           25,300

Bankers Trust
International               10,000,000        10,000,000            307,017          180,717

Bear, Stearns & Co. Inc.
(7)                         12,000,000        12,000,000            216,860          216,860

Capital Markets
Transactions (8)             6,000,000         6,000,000            108,430          108,430

Colonial Penn Life
Insurance Co.                  500,000           500,000              9,035            9,035

Delaware PERS (6)              800,000           800,000             14,457           14,457

D.E. Shaw Investments,
L.P. (9)                       900,000           900,000             16,264           16,264

D.E. Shaw Securities,
L.P. (9)                     2,700,000         2,700,000             48,793           48,793

Equi-Select Growth &
Income Portfolio (10)          600,000           600,000             10,843           10,843

Fidelity Financial Trust:
Fidelity Convertible
Securities Fund (11)         8,500,000         8,500,000            153,609          153,609

Forest Fulcrum Fund
L.P. (12)                      500,000           500,000              9,035            9,035

Forest Global Convert
Fund Ser A-5 (13)              500,000           500,000              9,035            9,035

Gleneagles Fund Co.
(14)                           250,000           250,000              4,517            4,517

Hawaiian Airlines
 Employees Pension
Plan-IAM (6)                   100,000           100,000              1,807            1,807




                             PRINCIPAL
                             AMOUNT OF                                               COMMON
                            NOTES OWNED     PRINCIPAL AMOUNT      COMMON STOCK        STOCK
NAME OF SELLING              PRIOR TO       OF NOTES OFFERED      OWNED PRIOR        OFFERED
SECURITY HOLDER(1)           OFFERING            HEREBY          TO OFFERING(2)     HEREBY(3)
-------------------         -----------     ----------------     --------------     ---------
Hawaiian Airlines
Retirement Plan for
Pilots(6)                      100,000           100,000              1,807            1,807

Hawaiian Airlines
Salaried Plan (6)               20,000            20,000                361              361

HSBC Securities Inc.         1,000,000         1,000,000             18,071           18,071

ICI American Holdings
Pension (6)                    320,000           320,000              5,782            5,782

KA Management, Ltd.
(15)                         2,422,500         2,422,500             43,778           43,778

KA Trading, L.P. (16)        1,827,500         1,827,500             33,026           33,026

Kapiolani Medical
System (6)                     150,000           150,000              2,710            2,710

McMahan Securities
Company, L.P. (17)              77,000            77,000              1,391            1,391

Nalco Chemical
Retirement Trust (6)           140,000           140,000              2,530            2,530

Natwest Securities
Corporation                 35,325,000        35,325,000            638,384          638,384

The Northwestern
Mutual Life Insurance
Company (18)                 2,000,000         2,000,000             36,143           36,143

Palladin Overseas Fund
Ltd. (19)                      250,000           250,000              4,517            4,517

PRIM Board (6)               1,300,000         1,300,000             23,493           23,493

Santander Merchant
Bank Limited                 2,000,000         2,000,000             36,143           36,143

Shepard Investments
International Ltd. (20)     26,075,000        26,075,000            471,220          471,220

Societe Generale Secs.
CP.                          5,850,000         5,850,000            105,719          105,719

Stark International (21)     3,750,000         3,750,000             67,769           67,769

Starvest Discretionary
(6)                            300,000           300,000              5,421            5,421

State of Oregon Equity
(6)                          3,195,000         3,195,000             57,739           57,739


                                          18


                             PRINCIPAL
                             AMOUNT OF                                               COMMON
                            NOTES OWNED     PRINCIPAL AMOUNT      COMMON STOCK        STOCK
NAME OF SELLING              PRIOR TO       OF NOTES OFFERED      OWNED PRIOR        OFFERED
SECURITY HOLDER(1)           OFFERING            HEREBY          TO OFFERING(2)     HEREBY(3)
-------------------        -------------    ----------------     --------------     ---------
State of Oregon/SAIF
Corporation (6)               2,825,000        2,825,000               51,052          51,052

ZENECA Holdings
Pension Trust (6)               320,000          320,000                5,782           5,782
                            -----------      -----------          -----------       ---------

          SUBTOTAL          135,412,000      135,412,000            2,745,284       2,618,984
                            -----------      -----------          -----------       ---------
Unnamed Holders of
Notes or any future
transferees, pledgees,
donees or successors
of or from any such
unnamed Holder (22)          14,588,000       14,588,000          263,651(23)         263,651
                            -----------      -----------          -----------       ---------
             TOTAL         $150,000,000     $150,000,000            3,008,935       2,882,635
                            -----------      -----------          -----------       ---------
                            -----------      -----------          -----------       ---------


------------------------

(1) The information set forth herein is as of (a) November 10, 1997 for BancAmerica ROBERTSON STEPHENS; (b) November 17, 1997 for each of Forest Fulcrum Fund L.P., and Forest Global Convert Fund Ser A-5;
      (c) November 21, 1997 for each of Arkansas PERS, ICI American Holdings Pension, ZENECA Holdings Pension Trust, Delaware PERS, PRIM Board, State of Oregon/SAIF Corporation and Nalco Chemical Retirement Trust;
      (d) November 24, 1997 for Leap International PTE LTD; (e) November 25, 1997 for Capital Markets Transactions, Inc.; (f) November 26, 1997 for The Northwestern Mutual Life Insurance Company; (g) December 2, 1997 for each of Shepard Investments International Ltd. and Stark International;
      (h) December 5, 1997 for each of Santander Merchant Bank Limited, Gleneagles Fund Co., Colonial Penn Life Insurance Company and Palladin Overseas Fund Ltd.; (i) December 11, 1997 for each of Fidelity Financial
      Trust: Fidelity Convertible Securities Fund, Bankers Trust International and HSBC Securities Inc.; (j) December 12, 1997 for each of Bear, Stearns & Co. Inc., Equi-Select Growth & Income Portfolio, Natwest Securities Corporation and McMahan Securities Company, L.P.; (k) December 15, 1997 for Societe Generale Secs. CP.; (l) December 16, 1997 for each of D.E. Shaw Investments, L.P. and D.E. Shaw Securities, L.P.; (m) December 17, 1997 for each of KA Management, Ltd and KA Trading, L.P.; (n) January 10, 1998 for Aristeia Trading, L.L.C.; and (o) January 13, 1998 for each of State of Oregon Equity, Starvest Discretionary, Kapiolani Medical System, Hawaiian Airlines Employees Pension Plan - IAM, Hawaiian Airlines Retirement Plan for Pilots and Hawaiian Airlines Salaried Plan.
(2) Includes the shares of Common Stock into which the Notes held by such Selling Securityholder are convertible at the initial conversion price. The conversion price and the number of shares of Common Stock issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes -- Conversion of Notes." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time.
(3) Assumes conversion into Common Stock of the full amount of Notes held by the Selling Securityholder at the initial conversion price and the offering of such shares by such Selling Securityholder pursuant to the Registration Statement of which this Prospectus forms a part. The conversion price and the number of shares of Common Stock issuable upon conversion of the Notes is subject to adjustment under certain circumstances. See "Description of Notes -- Conversion of Notes." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the Notes; rather, cash will be paid in lieu of fractional shares, if any.

(4) On February 1, 1995, the Company entered into a joint venture agreement with Leap and Mr. A.S. Horng, an officer of the Company. Under the terms of the joint venture agreement, the parties formed CellStar Pacific, which was owned 75% by the Company, 20% by Leap and 5% by Mr. Horng. The Company's initial investment was approximately $0.2 million. Mr. Horng's 5% interest in CellStar Pacific was purchased by the Company in fiscal 1995. In May 1997, the Company acquired the remaining 20% of CellStar Pacific from Leap for 171,874 shares of the Company's Common Stock, valued at $2.7 million, and $0.5 million in cash and granted Leap the right to include such shares in certain registration statements filed by the Company in connection with offerings of the Company's securities. Leap's shares of Common Stock are included in this Registration Statement pursuant to such registration rights.
(5) Aristeia Capital is the management company for Aristeia Trading, L.L.C., and has the power to vote and dispose of such securities.
(6) Froley, Revy Investment Co. Inc. is an investment manager for such entity and has the power to vote and dispose of such securities.
(7) Bear, Stearns & Co. Inc. was an Initial Purchaser in the private placement of the Notes. Mr. Sheldon I. Stein, a member of the Board of Directors of the Company, is a Senior Managing Director of Bear, Stearns
      & Co. Inc. Bear, Stearns & Co. Inc. has provided investment banking services to the Company in the past year, and it is anticipated that it will continue to provide such services in the current year.
(8) Capital Markets Transactions, Inc. is an affiliate of Chase Securities Inc. Chase Securities Inc. was an Initial Purchaser in the private placement of the Notes.
(9) David E. Shaw and D.E. Shaw & Co. Inc. share voting and investment power with respect to such securities. Mr. Shaw disclaims beneficial ownership of such securities.
(10) Robertson Stephens & Company Investment Management, L.P. is the investment advisor to Equi-Select Growth & Income Portfolio and has the power to vote and dispose of such securities.
(11)  Fidelity Management & Research Company ("FMR Co.") has advised the
      Company as follows:
      The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by FMR Co. FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Massachusetts corporation.
(12) Forest Investment Management, L.P., the investment advisor to Forest Fulcrum Fund L.P., and Founders Financial Group, L.P., the general partner of Forest Investment Management, L.P., have the power to vote and dispose of such securities.
(13)  Forest Management Co. Ltd., the investment advisor to Forest Global
      Convet Fund Ser A-5, Forest Investment Management, L.P., the sole shareholder of Forest Management Co., Ltd., and Forest Financial Group, L.P., the general partner of Forest Investment Management, L.P., have the power to vote and dispose of such securities.
(14) The Palladin Group L.P., the investment manager for Gleneagles Fund Co., and Palladin Capital Management, L.L.C., the general partner of The Palladin Group L.P., have the power to vote and dispose of such securities.
(15)  Tarmachan Capital Co. is the investment advisor to KA Management, Ltd.
      and has the power to vote and dispose of such securities.
(16) Tarmachan Capital Management, Inc. is the general partner of KA Trading, L.P. and has the power to vote and dispose of such securities.
(17)  Bruce McMahan is the general partner of McMahan Securities Company,
      L.P., and has the power to vote and dispose of such securities.
(18) The Northwestern Mutual Life Insurance Company has advised the Company as follows:
      In the ordinary course of business, Northwestern Mutual Investment Services, Inc., Robert W. Baird & Co. Incorporated, Baird/Mark Capital Group, and MGIC Mortgage Securities Corporation, each of which is a broker-dealer and affiliated with The Northwestern Mutual Life Insurance Company, may, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, securities of the Company or its affiliates, for such broker-dealers' own accounts or for the accounts of others. Other affiliates of The Northwestern Mutual Life Insurance Company may, in the ordinary course of business, effect transactions in the securities of the Company or its affiliates. Only security holdings of The Northwestern Mutual Life Insurance Company are reflected in the chart above. The Northwestern Mutual Life Insurance Company has, within the last three years, held the Company's Common Stock, but does not currently hold any such securities. The Northwestern Mutual Life Insurance Company and its affiliates may, in the ordinary course of business, take part in transactions involving the real property of the Company or its affiliates. In disclosing the foregoing information, The Northwestern Mutual Life Insurance Company does not concede that such information necessarily constitutes material relationships under Item 507 of Regulation S-K under the Securities Act.

(19) The Palladin Group L.P., the investment manager for Palladin Overseas Fund Ltd., and Palladin Capital Management, L.L.C., the general partner of The Palladin Group L.P., have the power to vote and dispose of such securities.
(20) Staro Asset Management, L.L.C. is the investment manager for Shepard Investments International Ltd. and has the power to vote and dispose of such securities.
(21) Staro Asset Management, L.L.C. is the general partner of Stark International and has the power to vote and dispose of such securities.
(22) No such Holder may offer Securities pursuant to the Registration Statement of which this Prospectus forms a part until such Holder is included as a Selling Securityholder in a supplement to this Prospectus.
(23) Assumes that the unnamed Holders of Notes or any future transferees, pledgees, donees or successors of or from any such unnamed Holder do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Notes at the initial conversion price.

         Because the Selling Securityholders may, pursuant to this Prospectus, offer all or some portion of the Notes or Common Stock they presently hold, no estimate can be given as to the amount of the Notes or Common Stock that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Notes or Common Stock since the date on which they provided the information regarding their Notes and Common Stock in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

         Only Selling Securityholders identified above who beneficially own the Notes or Common Stock set forth opposite each such Selling Securityholder's name in the foregoing table on the effective date of the Registration Statement of which this Prospectus forms a part may sell such Notes pursuant to this Prospectus. The Company may from time to time include additional Selling Securityholders in supplements to this Prospectus.

         Holders of Securities who wish to register their Securities must complete a questionnaire to provide certain information for inclusion in the Registration Statement of which the Prospectus is a part and return the completed questionnaire to the Company by the close of business on the date specified in the questionnaire. The form of questionnaire can be obtained from the Company. Holders will be named in the Registration Statement either as originally filed or by amendment, upon their returning the questionnaire to the Company. The Company will be required, to the extent it receives questionnaires from Holders after initial effectiveness of the Registration Statement, to file supplemental prospectuses within 20 business days of receiving such completed questionnaires, unless the Company receives completed questionnaires from Holders holding at least $1.0 million principal amount of Notes, in which case supplemental prospectuses will be filed within 10 business days of receiving such information. Until such time, Holders failing to submit a questionnaire will not be permitted to sell or otherwise transfer the Notes held or Common Stock issued upon conversion of the Notes held except in accordance with the provisions set forth under "Transfer Restrictions."

                                 PLAN OF DISTRIBUTION

    The Company will not receive any of the proceeds of the sale of the Securities offered hereby. The Securities may be sold from time to time to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Securities through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Securities for whom they may act as agent. The Selling Securityholders and any such brokers, dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters," and any profits on the sale of the Securities by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Securityholders may be deemed to be underwriters, the Selling Securityholders may be subject to certain statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

    The Securities offered hereby may be sold from time to time by the Selling Securityholders, or, to the extent permitted, by pledgees, donees, transferees or other successors in interest. The Securities may be disposed of from time to time in one or more transactions through any one or more of the following: (i) the purchasers directly, (ii) in ordinary brokerage transactions and transactions in which the broker solicits purchasers, (iii) through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions, or commissions from the Selling Securityholders or such successors in interest and/or from the purchasers of the Securities for whom they may act as agent, (iv) the writing of options on the Securities, (v) the pledge of the Securities as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the Securities or interests therein, (vi) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account, (vii) a block trade in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction and (viii) an exchange distribution in accordance with the rules of such exchange or transactions in the over the counter market. Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. The Selling Securityholders or such successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of the Securities, may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Securities by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. At any time a particular offer of the Securities is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed that will, to the extent required, set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Securities. In addition, the Securities covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

    To the best knowledge of the Company, there are currently no plans, arrangements or understandings between any Selling Securityholders and any broker, dealer, agent or underwriter regarding the sale of the Securities by the Selling Securityholders. There is no assurance that any Selling Securityholder will sell any or all of the Securities offered by it hereunder or that any such

Selling Securityholder will not transfer, devise or gift such Securities by other means not described herein.

    The Selling Securityholders and other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Securities by the Selling Securityholders and any other such person. Furthermore, under Regulation M under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market-making activities with respect to the particular Securities being distributed for certain periods prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

    Pursuant to the Registration Rights Agreement entered into in connection with the offer and sale of the Notes by the Company, each of the Company and the Selling Securityholders (except for Leap) will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

    The Company has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents, if any.

                                 DESCRIPTION OF NOTES

    The Notes were issued under the Indenture between the Company and The Bank of New York, as trustee (the "Trustee"). A copy of the form of Indenture is available from the Company upon request. The terms of the Indenture are governed by certain provisions contained in the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes and the Indenture, including the definitions therein of certain terms that are not otherwise defined in this Prospectus and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. Wherever particular provisions or defined terms of the Indenture (or of the form of Notes that is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference in their entirety. As used in this "Description of Notes," the "Company" refers to CellStar Corporation and does not, unless the context otherwise indicates, include its subsidiaries.

GENERAL

    The Notes are general, unsecured subordinated obligations of the Company and are convertible into Common Stock as described below under the subheading "Conversion of Notes." The Notes are limited to $150,000,000 aggregate principal amount, were issued in fully registered form only in denominations of $1,000 in principal amount or any multiple thereof and mature on October 15, 2002, unless earlier redeemed at the option of the Company or repurchased at the option of the Holder upon a Change of Control.

    The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of debt by the Company or any of its subsidiaries.

    The Notes bear interest from October 14, 1997, at an annual rate of 5%, payable semi-annually on each April 15 and October 15, commencing April 15, 1998, to Holders of record at the close of business on the preceding April 1 and October 1, respectively. Interest is computed on the basis of a 360-day year composed of twelve 30-day months.

    Principal will be payable, and Notes held in certificated form may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Trustee in New York, New York. Reference is made to the information set forth below under the subheading "-- Form, Denomination and Registration" for information as to the Notes held as beneficial interests in one or more global notes.

FORM, DENOMINATION AND REGISTRATION

    The Notes were issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

    GLOBAL NOTES; BOOK ENTRY FORM. Notes initially held by QIBs were evidenced initially by a global note deposited with, or on behalf of, The Depository Trust Company ("DTC"), and registered in the name of Cede & Co. ("Cede") as the nominee of DTC. Notes initially sold to persons in offshore transactions (each, a "Non-U.S. Person") in compliance with Regulation S were evidenced initially by a global note deposited with, or on behalf of, DTC and registered in the name of Cede as the nominee of DTC for the accounts of Euroclear and Cedel Bank. Notes sold to Institutional Accredited Investors were evidenced initially by a global note deposited with, or on behalf of, DTC and registered in the name of Cede as the nominee of DTC.

    A purchaser (a "Public Holder") of Notes pursuant to this Prospectus will receive a beneficial interest in an unrestricted global note (the "Public Global Note") which will be deposited with, or on behalf of, DTC and registered in the name of Cede, as the nominee of DTC. Except as set forth below, the record ownership of the Public Global Note may be transferred in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    A Public Holder may hold its interest in the Public Global Note directly through DTC if such holders are participants in DTC or indirectly through organizations that are participants in DTC (the "Participants"). Holders who are not Participants may beneficially own interests in the Public Global Note held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Public Global Note, Cede for all purposes will be considered the sole holder of the Public Global Note. Owners of beneficial interests in the Public Global Note will be entitled to have certificates registered in their names and to receive physical delivery of certificates in definitive form (a "Definitive Note").

    Payment of interest on and the redemption and repurchase price of the Public Global Note will be made to Cede, the nominee for DTC, as registered owner of the Public Global Note, by wire transfer of immediately available funds on each interest payment date, each redemption date and each repurchase date, as applicable. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Public Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Payment of interest on and the redemption and repurchase price of the Definitive Notes will be paid by check mailed to such holders entitled thereto on each interest payment date, each redemption date and each repurchase date, as applicable.

    The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption or repurchase price of, the Public Global Note, DTC's practice is to credit Participants' accounts on the payment date, redemption date or repurchase date, as applicable therefor, with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Public Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Public Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

    Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Notes to such persons may be limited. Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Public Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have responsibility for the performance of DTC, or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a Public Holder of Notes (including, without limitation, the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Public Global Note are credited, and only in respect of the principal amount of the Notes represented by the Public Global Note as to which such Participant or Participants has or have given such direction.

    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Public Global Note among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause the Notes to be issued in definitive form in exchange for the Public Global Note.

    DEFINITIVE NOTES. Notes sold to investors that so request will be issued in the form of a Definitive Note and such interest in the Notes will not be represented by the Public Global Note. Furthermore, Definitive Notes may be issued in exchange for Notes represented by the Public Global Note if no successor depositary is appointed by the Company as set forth above.

CONVERSION OF NOTES

    The Holders of Notes will be entitled at any time after December 13, 1997 through the close of business October 11, 2002, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 in principal amount or integral multiples thereof) into Common Stock at a conversion price of $55.335 per share, subject to adjustment as described below; provided that in the case of Notes called for redemption, conversion rights will expire immediately prior to the close of business on the last business day before the date fixed for redemption, unless the Company defaults in payment of the redemption price. A Note (or portion thereof) in respect of which a Holder is exercising its option to require repurchase upon a Change of Control may be converted only if such Holder withdraws its election to exercise such repurchase option in accordance with the terms of the Indenture.

    Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends paid on any Common Stock issued. Holders of Notes at the close of business on a record date will be entitled to receive the interest payable on such Note on the corresponding interest payment date. However, Notes surrendered for conversion after the close of business on a record date, and before the opening of business on the corresponding interest payment date must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (unless such Note is subject to redemption on a redemption date between such record date and the close of business on the corresponding interest payment date). The interest payment with respect to a Note called for redemption on a date during the period from the close of business on or after any record date to the close of business on the business day following the corresponding interest payment date will be payable on the corresponding interest payment date to the registered Holder at the close of business on that record date (notwithstanding the conversion of such Note before the close of business on the corresponding interest payment date) and a Holder of Notes who elects to convert need not include funds equal to the interest to be paid. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the closing price of the Common Stock on the last business day prior to the date of conversion.

    The conversion price is subject to adjustment (under formulae set forth in the Indenture) upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or distribution on the outstanding Common Stock, (ii) the issuance to all holders of Common Stock of certain rights, options or warrants entitling them (for a period expiring within 45 days after the date fixed for determination of stockholders entitled to receive such rights, options or warrants) to purchase Common Stock at less than the current market price, (iii) certain subdivisions, combinations and reclassifications of Common Stock, (iv) distributions to all holders of Common Stock of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (i) and (ii) above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company and dividends and distributions paid exclusively in cash), (v) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv) or in connection with a consolidation, merger or sale of assets of the Company as referred to in clause
(ii) of the second paragraph below) to all holders of Common Stock in an aggregate amount that, together with (x) all other all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (y) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution and (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries which involves an aggregate consideration that, together with (x) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made and (y) the aggregate amount of any all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 20% of the Company's market capitalization on the expiration of such tender offer. No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

    No adjustment will be made pursuant to clause (iv) of the preceding paragraph if the Company makes proper provision for each Holder of Notes who converts a Note to receive, in addition to the Common Stock issuable upon such conversion, the kind and amount of assets (including securities) if such Holder had been a holder of the Common Stock at the time of the distribution of such assets or securities. Rights, options or warrants distributed by the Company to all holders of the Common Stock that entitle the holders thereof to purchase shares of the Company's capital stock and that, until the occurrence of an event (a "Triggering Event"), (i) are deemed to be transferred with the Common Stock,
(ii) are not exercisable and (iii) are also issued in respect of future issuances of Common Stock, shall not be deemed to be distributed until the occurrence of the Triggering Event.

    In the case of (i) any reclassification or change of the Common Stock
(other than changes in par value or from par value to no par value or resulting from a subdivision or a combination) or (ii) a consolidation or merger involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety (determined on a consolidated basis), in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the Holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets that they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance, after giving effect to any adjustment event, assuming that a Holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shareholders.

    In the event of a taxable distribution to holders of Common Stock (or other transaction) that results in any adjustment of the conversion price, the Holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to the U.S. income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain U.S. Federal Income Tax Considerations -- U.S. Holders -- Adjustments to Conversion Price."

    The Company from time to time may, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Company deems advisable to avoid or diminish any income tax to its stockholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain U.S. Federal Income Tax Considerations."

SUBORDINATION

    The payment of all Obligations is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior Indebtedness. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to the Company or its property, in an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of all Senior Indebtedness will first be entitled to receive payment in full, in cash or cash equivalents, of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment or distribution of any kind or character, whether in cash, cash equivalents, property, or securities, on or in respect of the Obligations, or for the acquisition of any of the Notes for cash, cash equivalents, property or securities; and until all such amounts due or to become due with respect to all Senior Indebtedness are first paid in full, in cash or cash equivalents, any payment or distribution to which the Holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to the holders of Senior Indebtedness as their interests may appear.

    The Company also may not make any payment upon or in respect of the Notes or to acquire any of the Notes for cash, cash equivalents, property, securities or otherwise if (a) a default in the payment of any obligations (a "Payment Default") on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (b) any default occurs and is continuing with respect to any Senior Indebtedness resulting in the acceleration of maturity of all or any portion of such Senior Indebtedness. In addition, no payment on any of the Obligations shall be made if, and the Company shall not acquire any Notes while, any other default (a "non-payment default") occurs and is continuing (or would occur upon any payment or distribution with respect to the Obligations) with respect to Senior Indebtedness that permits holders of the Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Bank Representative or the representative or representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding. Payments on the Notes may and shall be resumed (i) in the case of a Payment Default, upon the date on which such default is cured or waived, or (ii) in the case of a non-payment default, 179 days after the date on which the applicable Payment Blockage Notice is received (or sooner, if such default is cured or waived), unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced by a creditor within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice by or on behalf of such creditor. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice, unless such non-payment default shall have been cured or waived for a period of not less than 90 consecutive days.

    "Bank Representative" means the agent or representative in respect of the Designated Senior Indebtedness; provided that if, and for so long as, the Designated Senior Indebtedness lacks such a representative, then the Bank Representative for the Designated Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of the Designated Senior Indebtedness.

    "Designated Senior Indebtedness" means Senior Indebtedness under or in respect of the Company's Revolving Credit Facility as the same and related documents have been or may be amended, modified, renewed, extended, supplemented or restated from time to time, in whole or in part (and without limitation as to amount, terms, conditions, covenants and other provisions) and any agreements hereafter entered into in renewal, extension, supplement, restatement, replacement or other modification thereof, whether the Company is a borrower or guarantor thereunder and whether with any other agent, lender or group of lenders.

    "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, expenses, damages and other liabilities payable under, or with respect to, the Notes or the Indenture, or both.

    "Senior Indebtedness" means the principal of, premium, if any, interest (including post-petition interest) on, and any other obligation or liability in respect of, and any fees, costs, expenses and any other amounts (including indemnity payments) related to the following, whether outstanding on the date of the Indenture or thereafter incurred, assumed, arising, guaranteed, issued, or created: (a) indebtedness, matured or unmatured, whether or not contingent, of the Company for money borrowed evidenced by notes or other written obligations,
(b) any foreign exchange contract, option, hedge, interest rate contract, interest rate swap agreement or other similar agreement or arrangement designed to protect the Company or any of its subsidiaries against fluctuations in currency or interest rates, (c) indebtedness, matured or unmatured, whether or not contingent, of the Company evidenced by notes, debentures, bonds or similar instruments, letters of credit or bankers' acceptances (or reimbursement agreements in respect thereof), (d) obligations of the Company as lessee under capitalized leases and under leases of property made as part of any sale and leaseback transactions, (e) the Designated Senior Indebtedness, (f) indebtedness of others of any of the kinds described in the preceding clauses (a) through (e) assumed or guaranteed by the Company and (g) renewals, extensions, modifications, amendments, replacements, substitutions, and refinancings of, and indebtedness and obligations of a successor person issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (a) through (f), unless the agreement pursuant to which any such indebtedness described in clauses (a) through (g) is created, issued, assumed or guaranteed expressly provides that such indebtedness is not senior or superior in right of payment to the Notes; provided, however, that the following shall not constitute Senior Indebtedness: (i) any indebtedness or obligation of the Company in respect of the Notes; (ii) any indebtedness of the Company to any of its subsidiaries or other affiliates; (iii) any indebtedness that is subordinated or junior in any respect to any other indebtedness of the Company other than indebtedness described in clauses (a) through (g) above; and (iv) any indebtedness incurred for the purchase of goods or materials in the ordinary course of business.

    In the event that the Trustee (or paying agent if other than the Trustee) or any Holder receives any payment or distribution with respect to the Obligations at a time when such payment or distribution is prohibited under the Indenture, such payment or distribution shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness or their representative as their respective interests may appear. After all Senior Indebtedness is first paid in full, in cash or cash equivalents, and until the Notes are paid in full, Holders shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the Holders have been applied to the payment of Senior Indebtedness.

    At October 31, 1997, the Company had no Senior Indebtedness outstanding, although the Company's subsidiaries had approximately $121.9 million of trade payables outstanding. The Revolving Credit Facility provides for maximum borrowings of $135.0 million, subject to an asset coverage test. At October 31, 1997, the Company had available all of the $135.0 million borrowing capacity. The Indenture does not limit the amount of additional indebtedness that the Company or its subsidiaries can create, incur, assume or guarantee.

    Because of these subordination provisions, in the event of a liquidation or insolvency of the Company or any of its subsidiaries, Holders of Notes may recover less, ratably, than the holders of Senior Indebtedness.

    No provision contained in the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the Notes. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any other holder, subject to the provisions of this subsection entitled "Subordination," to pursue any other rights or remedies with respect to the Notes.

OPTIONAL REDEMPTION BY THE COMPANY

    The Notes are not redeemable at the option of the Company prior to October 18, 2000. At any time on or after that date, the Notes may be redeemed at the Company's option on at least 30 but not more than 60 days' notice, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount), together with accrued interest to the date fixed for redemption if redeemed after:

                DATE                                          REDEMPTION PRICE
         ----------------                                     ----------------
         October 18, 2000. . . . . . . . . . . . . . . . .          102.0%
         October 15, 2001 . . . . . . . . . . . . . . . . .         101.0%

    If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a Holder's Notes is selected for partial redemption and such Holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption. No sinking fund is provided for the Notes.

CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each Holder of Notes shall have the right to require that the Company repurchase such Holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the "Change of Control Offer") made in accordance with the procedures described below and the other provisions of the Indenture.

    A "Change of Control" means an event or series of events in which (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than an Excluded Person (as defined below), acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company (the "Voting Stock") or (ii) the Company consolidates or merges with any other corporation or business entity, or conveys, transfers or leases all or substantially all of its assets to any person, unless the shareholders of the Company immediately before such transaction own, directly or indirectly, at least 51% of the combined voting power of the outstanding voting securities of the corporation or business entity resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction; provided that a Change in Control shall not be deemed to have occurred if either (i) the closing price per share of the Common Stock for any 5 trading days within the period of 10 consecutive trading days ending immediately after the announcement of such Change of Control transaction shall equal or exceed 105% of the conversion price of the Notes in effect on the trading day on which such announcement is made or (ii) at least 90% of the consideration in the Change of Control transaction consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq Stock Market, and as a result of such transaction, the Notes become convertible solely into such common stock; and provided further that no Change of Control shall be deemed to have occurred from a transfer of the Company's voting securities by Alan H. Goldfield ("Goldfield") to (v) a member of Goldfield's immediate family (within the meaning of Rule 16a-1(e) of the Exchange Act) either during Goldfield's lifetime or by will or the laws of descent and distribution; (w) any trust as to which Goldfield or a member (or members) of his immediate family is the beneficiary;
(x) any trust as to which Goldfield is the settlor with sole power to revoke;
(y) any entity over which Goldfield has the power, directly or indirectly, to direct or cause the direction of the management and policies of the entity, whether through the ownership of voting securities, by contract or otherwise; or
(z) any charitable trust, foundation or corporation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code") that is funded by Goldfield.

    "Excluded Person" means (a) Goldfield, (b) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, and (c) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company.

    Within 30 days following any Change of Control, unless the Company has given the Holders notice of its intention to redeem the Notes pursuant to the provisions of the subsection entitled

"Optional Redemption by the Company," the Company shall send by first-class mail, postage prepaid, to the Trustee and to each Holder of Notes, at such Holder's address appearing in the security register, a notice stating, among other things, that a Change of Control has occurred, the purchase price, the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, and certain other procedures that a Holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

    The Company will comply, to the extent applicable, with the requirements of Rule 13e-4 and 14e-1 under the Exchange Act and other securities laws or regulations in connection with the repurchase of the Notes as described above.

    The Indenture requires that in the event of a Change of Control, prior to the mailing of the notice to the Holders of the Notes, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all of the Designated Senior Indebtedness and terminate all commitments thereunder or offer to do so and repay the Designated Senior Indebtedness and terminate all commitments of each lender who has accepted such offer or (ii) obtain the requisite consent under the Designated Senior Indebtedness to permit the repurchase of the Notes as described above. The Company must first comply with the covenant described in the preceding sentence before it shall be required to purchase Notes in the event of a Change of Control.

    The occurrence of certain of the events that would constitute a Change of Control may constitute a default under the Revolving Credit Facility. Future indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require the Company to offer to repurchase such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of Notes of their right to require the Company to purchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on the Company. Finally, the Company's ability to pay cash to Holders of Notes upon a purchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of the incumbent management.

MERGER, CONSOLIDATION AND SALE OF ASSETS

    The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets (determined on a consolidated basis) whether in a single transaction or a series of related transactions, to any person unless: (i) either the Company is the resulting or surviving person, or unless the resulting or surviving person or the person to whom such assets are transferred (in each case, the "Successor Company") is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and the Successor Company (if not the Company) expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Notes, including the conversion rights described above under "Conversion of Notes," (ii) immediately after giving effect to such transaction no Event of Default has happened and is continuing and (iii) the Company delivers to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

EVENTS OF DEFAULT AND REMEDIES

    An Event of Default is defined in the Indenture as being: (i) any default in payment of the principal of or premium, if any, on the Notes when due at maturity, upon redemption or otherwise, including failure by the Company to purchase the Notes when required as described under "Change of Control" (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (ii) any default for 30 days in payment of any installment of interest on the Notes (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (iii) any default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture; (iv) an event of default occurs under any mortgage, indenture, guarantee or instrument under which indebtedness of the Company or any of its subsidiaries is issued, secured or evidenced or payment is guaranteed, which default is caused by a Payment Default at final maturity or results in the acceleration of such indebtedness prior to its expressed maturity and the total principal amount of such indebtedness unpaid or accelerated exceeds $10.0 million and such Payment Default shall not have been cured or such acceleration rescinded within a ten-day period; (v) any judgment or decree for the payment of money in excess of $20.0 million (to the extent not covered by insurance) is rendered against the Company or one of its subsidiaries and such judgment or decree shall remain undischarged or unstayed for a period of 60 days from entry thereof; or (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or a significant subsidiary, as defined in Rule 1-02 of Regulation S-X, promulgated under the Securities Act. The Indenture provides that the Trustee may withhold notice to the Holders of Notes of any default (except in payment of principal, premium, if any, or interest with respect to the Notes) if the Trustee in good faith considers it in the interest of the Holders of Notes to do so.

    The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, and accrued interest on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the non-payment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the Holders of a majority in principal amount of Notes then outstanding.

    If the payment of the Notes is accelerated because of an Event of Default, the Company shall promptly notify the holders of the Designated Senior Indebtedness or the Bank Representative. The Company may not pay the Notes until five business days after such holders or the Bank Representative receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

    The Holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture. The Indenture provides that, subject to the duty of the Trustee following an Event of Default to act with the required standard of care, the Trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless the Trustee receives satisfactory indemnity against any associated loss, liability or expense.

SATISFACTION AND DISCHARGE; DEFEASANCE

    The Indenture will cease to be of further effect as to all outstanding
Notes (except as to (i) rights of registration of transfer and exchange and the Company's right of optional redemption, (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of Holders of Notes to receive payments of principal of, premium, if any, and interest on, the Notes, (iv) rights of Holders of Notes to convert to Common Stock, (v) rights, obligations and immunities of the Trustee under the Indenture and (vi) rights of the Holders of Notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them), if (A) the Company will have paid or caused to be paid the principal of, premium, if any, and interest on the

Notes as and when the same will have become due and payable or (B) all outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (x) the Notes not previously delivered to the Trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee upon delivery of notice and (y) the Company will have irrevocably deposited with the Trustee, in trust, cash, in an amount sufficient to pay principal of, premium, if any, and interest on the outstanding Notes, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which the Company is a party or by which it is bound and the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions related to such satisfaction and discharge have been complied with.

    The Indenture will also cease to be in effect (except as described in clauses (i) through (vi) in the immediately preceding paragraph) and the indebtedness on all outstanding Notes will be discharged on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of Notes, of cash, U.S. Government Obligations (as defined in the Indenture) or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("legal defeasance"). Such legal defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (ii) the Company has delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by the Company and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions related to the defeasance have been complied with.

    The Company may also be released from its obligations under the covenants described above under "Change of Control" and "Merger, Consolidation and Sale of Assets" with respect to the Notes outstanding on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of Notes, of cash, U.S. Government Obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("covenant defeasance"). Such covenant defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (ii) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel to the effect that the Holders of Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by the Company and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred, (iii) the

Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions related to the covenant defeasance have been complied with. Following such covenant defeasance, the Company will no longer be required to comply with the obligations described above under "Merger, Consolidation and Sale of Assets" and will have no obligation to repurchase the Notes pursuant to the provisions described under "Change of Control."

    Notwithstanding any satisfaction and discharge or defeasance of the Indenture, the obligations of the Company described under "Conversion of Notes" will survive to the extent provided in the Indenture until the Notes cease to be outstanding.

MODIFICATIONS OF THE INDENTURE

    The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the Holders of Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to offer to repurchase the Notes upon the happening of a Change of Control, impair or affect the right of a Holder to institute suit for the payment thereof, change the currency in which the Notes are payable, modify the subordination provisions of the Indenture in a manner adverse to the Holders of Notes or impair the right of Holders to convert the Notes into Common Stock subject to the terms set forth in the Indenture, without the consent of the Holder of each Note so affected or
(ii) reduce the aforesaid percentage of Notes, without the consent of the Holders of all of the Notes then outstanding.

CONCERNING THE TRUSTEE

    The Bank of New York, the Trustee under the Indenture, has been appointed by the Company as the paying agent, conversion agent, registrar and custodian with regard to the Notes. The Trustee and/or its affiliates may in the future provide banking and other services to the Company in the ordinary course of their respective businesses.

                             DESCRIPTION OF CAPITAL STOCK

    The following summary description of the Common Stock is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation.

COMMON STOCK

    The Company is authorized to issue 45,000,000 shares of Common Stock, of which 29,249,420 shares are outstanding as of January 12, 1998. On January 12, 1998, there were 147 holders of record of the Common Stock. As of January 12, 1998, a total of 2,063,255 shares of Common Stock were issuable upon exercise of options granted pursuant to the Company's equity compensation plans and 660,000 shares were issuable upon exercise of warrants. Holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders and do not have cumulative voting rights. Each share of Common Stock is entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and, upon liquidation, to share ratably in the net assets available for distribution, in each case subject to the rights of holders of Preferred Stock. Shares of Common Stock are not redeemable and have no statutory preemptive or similar rights. The Common Stock currently outstanding is, and all shares issued upon conversion of the Notes offered hereby will be, duly authorized, validly issued, fully paid and nonassessable. On May 20, 1997, the Company's Board of Directors approved a three-for-two stock split, which was made in the form of a stock dividend distributed on June 17, 1997 to holders of record of the Company's Common Stock on June 2, 1997.

STOCKHOLDER RIGHTS PLAN

    On December 30, 1996, the Board of Directors of the Company declared a dividend of one right to purchase one one-thousandth of a share of Series A Preferred Stock (a "Right") for each outstanding share of Common Stock to the holders of record on January 9, 1997 and authorized and directed the issuance of one Right with respect to each share of Common Stock that shall become outstanding prior to the occurrence of certain terminating events. The Rights were issued with a purchase price of $80 per one one-thousandth of a share of Series A Preferred Stock (the "Purchase Price"). Currently, the Rights trade with the shares of Common Stock. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

    The Rights will separate from the Common Stock upon the earlier of (i) ten
(10) business days following a public announcement that a person (other than Alan H. Goldfield) or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten (10) business days (or such later date as the Board of Directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of such outstanding shares of Common Stock. The date the Rights separate is referred to as the "Distribution Date." The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 9, 2007, unless earlier redeemed by the Company as described below.

    In the event that (i) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and its Common Stock remains outstanding and unchanged, (ii) any person shall acquire beneficial ownership of more than fifteen percent (15%) of the outstanding shares of Common Stock (except pursuant to (A) certain consolidations or mergers involving the Company or sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries or (B) an offer for all outstanding shares of Common Stock at a price and upon terms and conditions which a majority of the Disinterested

Directors (as defined below) determines to be in the best interests of the Company and its stockholders), or (iii) there occurs a reclassification of securities, a recapitalization of the Company or any of certain business combinations or other transactions (other than certain consolidations and mergers involving the Company and sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries) involving the Company or any of its subsidiaries which has the effect of increasing by more than 1% the proportionate share of any class of the outstanding equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person (or any associate or affiliate thereof), each holder of a Right (other than the Acquiring Person and certain related parties) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. However, Rights are not exercisable following the occurrence of any of the events described above until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

    In the event that, at any time following the Stock Acquisition Date, (i) the Company shall enter into a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a consolidation, merger or similar transaction pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) more than 50% of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events described in this paragraph and in the preceding paragraph are referred to as "Triggering Events."

    At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may, without payment of the Purchase Price by the holder, exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, for shares of Common Stock at an exchange ratio of one-half the number of shares of Common Stock (or in certain circumstances Preferred Stock) for which a Right is exercisable immediately prior to the time of the Company's decision to exchange the Rights (subject to adjustment).

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable. The Company believes, however, that the Rights should neither affect any prospective offeror that is willing to negotiate with the Board of Directors of the Company nor interfere with any merger of other business combination approved by the Board of Directors of the Company. At any time until 10 business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors).

    Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date; PROVIDED, that any amendments after the Stock Acquisition Date must be approved by a majority of the Disinterested Directors. The term "Disinterested Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Disinterested Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, inconsistency or defect, to make changes which do not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable; and, PROVIDED, that any amendments after the Stock Acquisition Date must be approved by a majority of the Disinterested Directors.

    Copies of the Rights Agreement are also available free of charge from the Rights Agent. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

CHANGE OF CONTROL PROVISIONS

    Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of preventing, discouraging or delaying any change in the control of the Company and may maintain the incumbency of the Board of Directors and management. The Company is authorized to issue 5,000,000 shares of Preferred Stock, none of which are outstanding as of the date of this Prospectus. The authorization of undesignated Preferred Stock makes it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Anti-takeover Law") regulating corporate takeovers. The Anti-takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq Stock Market, from engaging, under certain circumstances, in a "business combination" (which includes, without limitations, mergers, consolidations, stock sales and asset-based transactions) with any "interested stockholder" (a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Anti-takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-takeover Law.

TRANSFER AGENT AND REGISTRAR

    ChaseMellon Shareholder Services, L.L.C. of Dallas, Texas serves as transfer agent and registrar for the Company's Common Stock.

                    CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

    The following is a discussion of certain material U.S. federal income tax consequences (certain material U.S. Federal estate tax consequences with respect to Non-U.S. Holders as defined) of the purchase, ownership and disposition of the Notes as of the date hereof. For purposes of this discussion, a "U.S. Holder" is a Holder that is an individual who is a citizen or resident of the United States, a corporation or a partnership that is organized under the laws of the United States or any state thereof or an estate or trust whose income is includible in gross income regardless of its source. For taxable years beginning after December 31, 1996, a trust that holds the Notes or the Common Stock will be a U.S. Holder if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more U.S. fiduciaries have the authority to control decisions of the trust. A "Non-U.S. Holder" is a Holder that is not a U.S. Holder. This summary applies only to Notes and Common Stock held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a Holder in light of its particular circumstances or to Holders subject to special rules, such as dealers in securities or foreign currencies, financial institutions, life insurance companies, or regulated investment companies, or to Holders whose functional currency is not the United States dollar or who hold the Notes or the Common Stock as part of a synthetic security, conversion transaction, or certain "straddle" or hedging transactions.

    The U.S. federal income tax and estate tax considerations set forth below are based upon the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those presented below. The discussion does not consider the effect of any applicable foreign, state, local or other tax law, or estate or gift tax considerations (other than estate taxes in respect of Non-U.S. Holders).

U.S. HOLDERS

    INTEREST. Interest on a Note should be taxable to a U.S. Holder as ordinary interest income in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

    SALE, EXCHANGE OR REDEMPTION OF A NOTE. A U.S. Holder should recognize gain or loss, if any, on the sale, redemption or other taxable disposition of a Note in an amount equal to the difference, if any, between the U.S. Holder's adjusted tax basis in the Note and the amount received therefor (other than amounts attributable to accrued and unpaid interest on the Notes, which should be treated as interest for U.S. federal income tax purposes and subject to tax if not previously taxed). Subject to the market discount rules noted under "U.S. Holders -- Market Discount and Bond Premium" below, gain or loss, if any, recognized on the sale, redemption or other taxable disposition of a Note generally should be long-term capital gain or loss if the Note was held for more than one year as of the date of disposition.

    MARKET DISCOUNT AND BOND PREMIUM. If a U.S. Holder acquires a Note and the Note's stated redemption price at maturity (the principal amount thereof) exceeds the U.S. Holder's initial tax basis in the Note by more than a DE MINIMIS amount, the U.S. Holder should generally be treated as having acquired the Note at a "market discount" equal to such excess. In addition, if a U.S. Holder's initial tax basis in a Note exceeds the stated redemption price at maturity of the Note, the U.S. Holder should generally be treated as having acquired the Note with "bond premium" in an amount equal to such excess. U.S. Holders should consult their tax advisers regarding the existence, if any, and tax consequences of market discount and bond premium.

    CONVERSION OF THE NOTES. A U.S. Holder should not recognize gain or loss upon conversion of the Notes into Common Stock. The U.S. Holder's tax basis in shares of Common Stock received upon conversion should be the same as the U.S. Holder's adjusted tax basis of the Notes converted (reduced by the portion of such basis allocable to any fractional Common Stock interest for which the U.S. Holder receives a cash payment from the Company). The holding period of the Common Stock received in the conversion should include the holding period of the Notes that were converted. A U.S. Holder generally should recognize gain (or loss) upon a conversion to the extent that any cash paid in lieu of a fractional share of Common Stock exceeds (or is less than) its tax basis allocable to such fractional share.

    DIVIDENDS. Dividends paid on Common Stock received upon conversion, other than stock dividends excluded from gross income pursuant to Section 305 of the Code, will be taxable to a U.S. Holder as ordinary income, to the extent paid out of the Company's current or accumulated earnings and profits. Subject to certain restrictions, dividends received by a corporate U.S. Holder generally should be eligible for the 70% dividends received deduction.

    SALE OF COMMON STOCK. A U.S. Holder of Common Stock received on conversion who sells or otherwise disposes of such stock in a taxable transaction will recognize capital gain or loss equal to the difference between the cash and the fair market value of any property received on such sale and the U.S. Holder's tax basis in such stock. Such gain or loss will be long-term capital gain or loss if the holding period for such Common Stock (which includes such U.S. Holder's holding period for Notes converted into Common Stock) was more than 18 months.

    ADJUSTMENTS TO CONVERSION PRICE. Pursuant to Treasury Regulations promulgated under Section 305 of the Code, a U.S. Holder of a Note should be treated as having received a constructive distribution from the Company upon an adjustment in the conversion price of the Notes if (i) as a result of such adjustment, the proportionate interest of such U.S. Holder in the assets or earnings and profits of the Company is increased and (ii) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the conversion price would not be considered made pursuant to such a formula if the adjustment were made to compensate for certain taxable distributions with respect to the Common Stock into which the Notes are convertible. Thus, under certain circumstances, a decrease in the conversion price of the Notes may be taxable to a U.S. Holder of a Note as a dividend to the extent of the current or accumulated earnings and profits of the Company. In addition, the failure to adjust fully the conversion price of the Notes to reflect distributions of stock dividends with respect to the Common Stock may result in a taxable dividend to the U.S. Holders of the Common Stock.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. A U.S. Holder of a Note, or of Common Stock issued upon conversion of a Note, may be subject to information reporting and possible backup withholding. If applicable, backup withholding would apply at a rate of 31% with respect to interest or dividends on, or the proceeds of a sale, exchange, redemption, retirement, or other disposition of, such Note or Common Stock, as the case may be, unless (i) such U.S. Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable backup withholding rules.

NON-U.S. HOLDERS

    THE NOTES. The payment of interest on a Note should generally not be subject to U.S. federal withholding tax, if (i) the interest is not effectively connected with the conduct of a trade or business within the United States, (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (iii) the Non-

U.S. Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership and (iv) either (a) the beneficial owner of the Note certifies to the Company or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on U.S. Treasury Form W-8 (or on a suitable substitute form) or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof. Even if interest on the Notes is not exempt from withholding tax under the above rules, an applicable U.S. tax treaty may reduce or eliminate the withholding tax if the Non-U.S. Holder establishes entitlement to treaty benefits.

    A Non-U.S. Holder should generally not be subject to U.S. federal income tax on any gain or income realized in connection with the sale, exchange, retirement, or other disposition of a Note, including the exchange of a Note for Common Stock, unless (a) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and either (i) has a tax home in the United States and the gain from the disposition is not attributable to an office of other fixed place of business maintained by such non-U.S. Holder in a foreign country or (ii) the gain from the disposition is attributable to an office or other fixed place of business maintained by such non-U.S. Holder in the United States; or (b) the Non-U.S. Holder is subject to the provisions of the U.S. tax law applicable to former citizens and residents of the United States.

    A Note held directly by an individual who, at the time of death, is not a citizen or resident of the United States should not be includible in such individual's gross estate for U.S. estate tax purposes as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and, at the time of the individual's death, if payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Even if the Note was includible in the gross estate under the foregoing rules, the Note may be excluded under the provisions of an applicable estate tax treaty.

    THE COMMON STOCK. In general, dividends (including any amounts that are treated as dividends as described above) paid to a Non-U.S. Holder of the Common Stock should be subject to U.S. federal income tax withholding at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a permanent establishment, or, in the case of an individual, a "fixed base," in the United States ("U.S. trade or business income") are generally subject to U.S. federal income tax at regular rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty.

    Dividends paid to an address in a foreign country are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding tax discussed above and, under the current interpretation of Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed Treasury Regulations not currently in effect, however, a Non-U.S. Holder of the Common Stock who wishes to claim the benefit of an applicable tax treaty rate would be required to satisfy applicable certification and other requirements, which would include filing a form that contains the Non-U.S. Holder's name and address. In certain circumstances, the proposed regulations also require that the Non-U.S. Holder provide certain documentary evidence issued by the foreign governmental authorities as proof of residence in the foreign country.

    A Non-U.S. Holder of the Common Stock that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

    A Non-U.S. Holder of the Common Stock should generally not be subject to U.S. income or withholding tax on gain realized on the sale, exchange or redemption (provided that the redemption is treated as the sale or exchange of the stock) of such stock, unless (a) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and either (i) has a tax home in the United States and the gain from the disposition is not attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country or (ii) the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in the United States; (b) the Non-U.S. Holder is subject to the provisions of the U.S. tax law applicable to former citizens and residents of the United States; or (c) the Company is, or has been, a U.S. real property holding company. The Company does not believe that it is, or has been a U.S. real property holding company. Common Stock held directly by an individual who at the time of death is not a citizen or resident of the United States will nevertheless generally be includible in the gross estate of such individual for U.S. estate tax purposes, subject to contrary provisions of an applicable estate tax treaty.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder any interest or dividends paid to a Non-U.S. Holder. Copies of these information returns may also be made available under the provisions of a tax treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Payments on the Notes made by the Company or any paying agent of the Company and payments of dividends on the Common Stock to certain noncorporate Non-U.S. Holders generally should be subject to information reporting and possibly to "backup withholding" at a rate of 31%. Information reporting and backup withholding do not apply, however, to payments by the Company or a paying agent on a Note or to payments of dividends on the Common Stock if the certification described under "Non-U.S. Holders -- The Notes" above is received, provided in each case that the payor does not have actual knowledge that the Holder is a U.S. Holder.

    Payment of proceeds from a sale of a Note or the Common Stock to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding. Payment outside the United States of the proceeds of the sale of a Note or the Common Stock to or through a foreign office of a "broker" (as defined in applicable U.S. Treasury Regulations) should not be subject to information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes or a foreign person 50% or more of whose gross income is from a U.S. trade or business, information reporting should apply to such payment unless the broker has documentary evidence in its records that the beneficial owner is not a U.S. Holder and certain other conditions are not met or the beneficial owner otherwise establishes an exemption.

    THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INTENDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A PARTICULAR HOLDER'S SITUATION. PERSONS CONSIDERING A PURCHASE OF THE NOTES OR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL OR FOREIGN LAWS AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES (POSSIBLY INCLUDING RETROACTIVE CHANGES) IN U.S. FEDERAL AND OTHER TAX LAWS.

                                    LEGAL MATTERS

    Certain legal matters related to the Securities will be passed upon for the Company by Haynes and Boone, LLP, Dallas, Texas.

                                       EXPERTS

    The consolidated financial statements of the Company as of November 30, 1996 and 1995, and for each of the years in the three-year period ended November 30, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

------------------------------------------------------------------------------
------------------------------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SECURITYHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE NOTES AND COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                  TABLE OF CONTENTS

                                                             PAGE
                                                             ----
Summary......................................................  1
Risk Factors.................................................  3
The Company.................................................. 12
Price Range of Common Stock.................................. 13
Ratio of Earnings to Fixed Charges........................... 13
Use of Proceeds.............................................. 14
Selected Consolidated Financial Data......................... 14
Selling Securityholders...................................... 16
Plan of Distribution......................................... 24
Description of Notes......................................... 26
Description of Capital Stock................................. 38
Certain U.S. Federal Income
 Tax Considerations.......................................... 41
Legal Matters................................................ 45
Experts...................................................... 45


                                 CELLSTAR CORPORATION

                                    $150,000,000

                                          OF
                             5% CONVERTIBLE SUBORDINATED
                                    NOTES DUE 2002

                           2,882,635 SHARES OF COMMON STOCK

                                  ----------------------

                                      PROSPECTUS
                                  ----------------------











                                  _________________, 1998

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission Registration Fee................   $ 45,581
Nasdaq National Market Listing Fee.................................     17,500
Printing Expenses..................................................      3,000
Accounting Fees and Expenses.......................................     10,000
Legal Fees and Expenses............................................     25,000
                                                                      --------
    Total..........................................................    101,081
                                                                      --------
                                                                      --------


    All of the above expenses except the Securities and Exchange Commission registration fee are estimated. The Company will bear approximately $99,770 of the above expenses and a Selling Securityholder will bear approximately $1,331 of the expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") generally provides that a corporation is empowered to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in any of such capacities of another corporation or other enterprise, if such director, officer, employee or agent acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. Such statute provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which such persons may be entitled under any bylaw, vote of stockholders or disinterested directors or otherwise.
Article 11 of the Amended and Restated Certificate of Incorporation of the Company and Section 7 of Article VII of the Company's Amended and Restated Bylaws provide generally for indemnification of all such directors, officers and agents.

    Section 102(b)(7) of the DGCL provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. Article 11 of the Amended and Restated Certificate of Incorporation of the Company provides that, to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

    The Company has entered into employment agreements with Alan H. Goldfield and Richard M. Gozia, directors and officers of the Company, which agreements provide that they will be indemnified by the Company to the fullest extent permitted by law. Mr. Goldfield's and Mr. Gozia's rights to indemnification are protected by their rights under their employment agreements to require the Company to establish and fund a trust to indemnify them after a "change in control" (as defined in their respective employment agreements) or a potential "change in control."

    The Company has directors' and officers' liability insurance insuring its directors and officers against liability incurred in their capacities as directors and officers and providing for reimbursement of the registrant for any indemnification payments made by it to directors and officers.

    The Notes were originally issued and sold by the Company to the Initial Purchasers pursuant to a Purchase Agreement, dated October 7, 1997 (the "Purchase Agreement") by and among the Company and the Initial Purchasers. Pursuant to the Purchase Agreement, the Initial Purchasers agreed to indemnity the Company and its directors, officers and controlling persons within the meaning of the Securities Act or the Exchange Act against certain liabilities, including liabilities under the Securities Act and Exchange Act, arising out of or based upon certain misstatements or omissions made by the Initial Purchasers in connection with the resale of the Notes by the Initial Purchasers.

    This Registration Statement is being prepared and filed by the Company pursuant to a Registration Rights Agreement, dated as of October 14, 1997, (the "Registration Rights Agreement"), by and among the Company and the Initial Purchasers, for the benefit of holders of the Notes (the "Holders"). Pursuant to the Registration Rights Agreement, each Holder agreed to indemnify the Company and its directors, officers and controlling persons within the meaning of the Securities Act or the Exchange Act, and the respective officers, directors, partners, employees, representatives and agents of each such person, against certain liabilities, including liabilities under the Securities Act and Exchange Act, arising out of or based upon misstatements or omissions furnished in writing by such Holder for use in this Registration Statement or the prospectus included herein, as such prospectus may be amended or supplemented.

ITEM 16. EXHIBITS.

   EXHIBIT NO.      EXHIBIT
  -----------       --------
    4.1            Amended and Restated Certificate of Incorporation of the
                   Company(1)
    4.2            Amended and Restated Bylaws of the Company(2)
    4.3            Specimen Common Stock Certificate of the Company(3)
    4.4 Form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock of the Company (the "Certificate of Designation")(4)
    4.5            Certificate of Correction to Certificate of Designation(5)
    4.6 Rights Agreement, dated as of December 30, 1996 (the "Rights Agreement"), by and between the Company and ChaseMellon Shareholder Services, LLC, as Rights Agent ("ChaseMellon")(4)
    4.7 First Amendment to Rights Agreement, dated as of June 18, 1997, by and between the Company and ChaseMellon(5)
    4.8 Indenture, dated as of October 14, 1997, by and between the Company and The Bank of New York ("BONY"), as Trustee(6)
    4.9            Form of Definitive Note(6)
    4.10           Form of Public Global Note(7)
    5.1 Opinion of Haynes and Boone, LLP, Regarding the Legality of the Notes and Common Stock(7)
   12.1            Statement Regarding Computation of Ratios of Earnings to
                   Fixed Charges(8)
   23.1            Consent of Haynes and Boone, LLP (included in Exhibit
                   5.1)(7)

   23.2            Consent of KPMG Peat Marwick LLP(7)

    24.1 Power of Attorney (included on the signature page to this Registration Statement)(8)
    25.1           Form T-1, Statement of Eligibility and Qualification of
                   BONY(8)
____________

(1) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995, and incorporated herein by reference.
(2) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 1996, and incorporated herein by reference.
(3) Previously filed as an exhibit for the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995, and incorporated herein by reference.
(4) Previously filed as an exhibit to the Company's Registration Statement on Form 8-A (File No. 000-22972) filed on January 3, 1997, and incorporated herein by reference.
(5) Previously filed as an exhibit to the Company's Form 8-A/A Amendment No. 1 to Registration Statement on Form 8-A (File No. 000-22972) filed on
    June 30, 1997, and incorporated herein by reference.
(6) Previously filed as an Exhibit to the Company's Current Report on Form 8-K filed on October 24, 1997, and incorporated herein by reference.

(7) Filed herewith.
(8) Previously filed.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of CellStar Corporation (the "Registrant") pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                           SIGNATURES AND POWER OF ATTORNEY

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carrollton, State of Texas, on the fifteenth day of January, 1998.

                                            CELLSTAR CORPORATION


                                            By /s/ RICHARD M. GOZIA
                                              ----------------------
                                                 RICHARD M. GOZIA
                                                PRESIDENT AND CHIEF
                                                 OPERATING OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-3 has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

      SIGNATURE                                       TITLE                                          DATE
    ------------                                  ------------                                      -------
        *                                    Chairman of the Board of                            January 15, 1998
-----------------------                      Directors and Chief Executive
Alan H. Goldfield                            Officer (Principal Executive Officer)


/s/ RICHARD M. GOZIA                         President, Chief Operating                          January 15, 1998
----------------------                       Officer and Director
Richard M. Gozia

        *                                    Senior Vice President--                             January 15, 1998
----------------------                       Administration, Chief
Mark Q. Huggins                              Financial Officer and
                                             Treasurer (Principal Financial Officer)


        *                                    Vice President--Corporate                           January 15, 1998
-----------------------                      Controller (Principal
Evelyn Henry Miller                          Accounting Officer)


        *                                    Vice President--Latin                               January 15, 1998
-----------------------                      American Operations and
Daniel T. Bogar                              Director


        *                                    Director                                            January 15, 1998
-----------------------
James L. Johnson

        *                                    Director                                            January 15, 1998
-----------------------
Terry S. Parker

        *                                    Director                                            January 15, 1998
-----------------------
Sheldon I. Stein

        *                                    Director                                            January 15, 1998
-----------------------
John T. Stupka

 * By: /s/ RICHARD M. GOZIA
       -------------------------
       Richard M. Gozia, pursuant
       to powers of attorney previously
       filed with the Securities and
       Exchange Commission

                               INDEX TO EXHIBITS

   EXHIBIT NO.      EXHIBIT
  -----------       --------
    4.1            Amended and Restated Certificate of Incorporation of the
                   Company(1)
    4.2            Amended and Restated Bylaws of the Company(2)
    4.3            Specimen Common Stock Certificate of the Company(3)
    4.4 Form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock of the Company (the "Certificate of Designation")(4)
    4.5            Certificate of Correction to Certificate of Designation(5)
    4.6 Rights Agreement, dated as of December 30, 1996 (the "Rights Agreement"), by and between the Company and ChaseMellon Shareholder Services, LLC, as Rights Agent ("ChaseMellon")(4)
    4.7 First Amendment to Rights Agreement, dated as of June 18, 1997, by and between the Company and ChaseMellon(5)
    4.8 Indenture, dated as of October 14, 1997, by and between the Company and The Bank of New York ("BONY"), as Trustee(6)
    4.9            Form of Definitive Note(6)
    4.10           Form of Public Global Note(7)
    5.1 Opinion of Haynes and Boone, LLP, Regarding the Legality of the Notes and Common Stock(7)
   12.1            Statement Regarding Computation of Ratios of Earnings to
                   Fixed Charges(8)
   23.1            Consent of Haynes and Boone, LLP (included in Exhibit
                   5.1)(7)

   23.2            Consent of KPMG Peat Marwick LLP(7)

   24.1 Power of Attorney (included on the signature page to this Registration Statement)(8)
   25.1            Form T-1, Statement of Eligibility and Qualification of
                   BONY(8)
____________

(1) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995, and incorporated herein by reference.
(2) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 1996, and incorporated herein by reference.
(3) Previously filed as an exhibit for the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995, and incorporated herein by reference.
(4) Previously filed as an exhibit to the Company's Registration Statement on Form 8-A (File No. 000-22972) filed on January 3, 1997, and incorporated herein by reference.
(5) Previously filed as an exhibit to the Company's Form 8-A/A Amendment
    No. 1 to Registration Statement on Form 8-A (File No. 000-22972) filed on June 30, 1997, and incorporated herein by reference.
(6) Previously filed as an Exhibit to the Company's Current Report on Form 8-K filed on October 24, 1997, and incorporated herein by reference.

(7) Filed herewith.
(8) Previously filed.